Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

among

TELEFLEX INCORPORATED,

AAR INTERNATIONAL, INC.

and

AAR CORP. (solely for purposes of Article IX)

Dated as of October 20, 2011

i

APPENDICES:

Appendix A	Definitions

Appendix B-1	Nordisk Acquired Companies

Appendix B-2	Telair Acquired Companies

Appendix C	Selling Subsidiaries

Appendix D	Joint Ventures

EXHIBITS:

Exhibit A	Bill of Sale and Assignment and Assumption Agreement

Exhibit B	Transition Services Agreement

THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 20th day of October 2011 by and among Teleflex Incorporated, a Delaware corporation (“Seller”), AAR International, Inc., an Illinois corporation (“Buyer”) and, solely for purposes of Article IX, AAR CORP., a Delaware corporation.

BACKGROUND

A.            Seller owns and operates, through direct and indirect subsidiaries, the Business.

B.            Seller and the Selling Subsidiaries desire to sell, transfer and assign to Buyer, and Buyer desires to purchase from Seller and the Selling Subsidiaries, the Acquired Companies and the Air Cargo Assets, and Buyer desires to assume the Assumed Liabilities, as more specifically provided herein.

TERMS

In consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1             Specific Definitions.  As used in this Agreement, the terms identified on Appendix A attached hereto shall have the meanings set forth or referred to in Appendix A.

Section 1.2             Other Terms.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3             Other Definitional Provisions.

(a)           The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)           References to specific Articles and Sections are to the Articles and Sections of this Agreement, unless specifically stated otherwise.

(c)           The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  All references to “dollars” or “$” mean “U.S. dollars.”

(d)           All accounting terms not specifically defined herein shall, to the extent not inconsistent with the express terms of this Agreement, be construed in conformity with GAAP.

(e)           References to any United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than the United States be deemed to include what most nearly approximates in that jurisdiction to the United States legal term.

ARTICLE II
PURCHASE AND SALE OF THE BUSINESS

Section 2.1             Purchase and Sale of the Business.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Buyer, and shall cause the Selling Subsidiaries to sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller and the Selling Subsidiaries, as applicable, all of Seller’s and the Selling Subsidiaries’ right, title and interest in and to the following, in each case, free and clear of all Encumbrances, except Permitted Encumbrances:

(a)           the Shares; and

(b)           the assets set forth in Section 2.1(b) of the Seller Disclosure Letter (the “Air Cargo Assets”).

Section 2.2             Excluded Assets.  Notwithstanding anything herein to the contrary, there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Business Assets shall not include, the following assets and properties (such retained assets and properties being herein collectively referred to as the “Excluded Assets”):

(a)           all (i) cash and cash equivalents, wherever located, including bank balances and cash and cash equivalents in bank accounts, monies in the possession of any banks, savings and loans or trust companies and similar cash items on hand, (ii) bank accounts of Seller and the Selling Subsidiaries and (iii) investment securities and other short- and medium-term investments, but excluding (A) escrow monies and funds held in trust (other than funds held in trust in connection with Seller Plans), (B) security deposits in the possession of landlords, utility companies or Governmental Authorities and (C) customer prepayments (items (A), (B) and (C) collectively, “Cash Deposits”);

(b)           all refunds of Taxes of Seller and the Selling Subsidiaries;

(c)           all Tax Returns of Seller and the Selling Subsidiaries;

(d)           except as expressly provided in Section 5.4, all Seller Plans and any funds held in trust in connection with such Seller Plans;

(e)           the Seller Trademarks;

(f)            the Contracts, computer hardware, stored data, computer software and documentation owned or licensed by Seller or any of the Selling Subsidiaries listed in Section 2.2(f) of the Seller Disclosure Letter;

(g)           any rights or benefits pursuant to any insurance policies of Seller or any of the Selling Subsidiaries (intercompany, self-insurance or otherwise);

(h)           any causes of action, lawsuits, judgments, claims and demands of any nature of Seller or the Selling Subsidiaries that arose or arise or relate to events that occur prior to, at or following the Closing if the same arose, arise out of, or are related to, any of the Excluded Assets, whether arising by way of counterclaim or otherwise;

(i)            any governmental licenses, permits and approvals, including Environmental Permits, that (i) do not exclusively relate to the Business or (ii) exclusively relate to the Business but their transfer is not permitted by Law;

(j)            any Books and Records (i) to the extent they relate to the businesses of Seller or any of its Affiliates (other than the Business), (ii) that Seller and its Affiliates are required to retain pursuant to Law or (iii) that relate primarily to the Excluded Assets; and

(k)           any other assets and rights listed in Section 2.2(k) of the Seller Disclosure Letter.

To the extent any Excluded Asset is owned, leased or licensed by an Acquired Company or the Satair JV, such asset shall be transferred, prior to Closing, from the applicable Acquired Company to such entity as directed by Seller.

Section 2.3             Assumption of Assumed Liabilities.  From and after the Closing, Buyer shall assume from Seller or the Selling Subsidiaries, as applicable, and fully pay, discharge, satisfy and perform when due, (i) all of the liabilities and obligations that are arising under or relating to the Air Cargo Assets as set forth in Section 2.3(a) of the Seller Disclosure Letter and (ii) all of the liabilities and obligations assumed by Buyer pursuant to Section 5.4 relating to the Transferred Employees (the liabilities and obligations referred to in the foregoing (i) and (ii), collectively, the “Assumed Liabilities”).

Buyer’s obligations under this Section 2.3 will not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or the Ancillary Agreements or any closing or other document contemplated by this Agreement or the Ancillary Agreements, any right or alleged right of indemnification hereunder or for any other reason.

Section 2.4             Purchase Price.  Upon the terms and subject to the conditions set forth herein, at the Closing, Buyer shall (i) pay to Seller $280,000,000 in cash and (ii) assume the Assumed Liabilities ((i) and (ii), collectively, and as adjusted in accordance with Section 2.6, the “Purchase Price”).

Section 2.5             Closing; Delivery and Payment.

(a)           Closing Date.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:00 am New York time, on the first (1st) Business Day following the date on which all the conditions to Closing in Article VI are satisfied or waived, or on such other date or at such other time as may be mutually agreed upon in writing by Buyer and Seller, provided that the Closing shall occur no earlier than December 1, 2011 (the time and date on which the Closing occurs is hereinafter referred to as the “Closing Date”).

(b)           Delivery and Payment.  At the Closing:

(i)            Buyer shall pay $280,000,000 to Seller in immediately available funds by wire transfer to the account or accounts designated in writing by Seller;

(ii)           Seller and the applicable Selling Subsidiaries shall deliver to, or as directed by, Buyer, to the extent the Shares are certificated, certificates evidencing the Shares, duly endorsed or accompanied by a duly executed instrument of transfer and, to the extent the Shares are not certificated, other customary evidence of ownership;

(iii)          Seller and the applicable Selling Subsidiaries shall deliver to Buyer the Ancillary Agreements, duly executed by Seller or a Selling Subsidiary, as the case may be;

(iv)          Buyer shall deliver to Seller the Ancillary Agreements, duly executed by Buyer; and

(v)           Seller and Buyer shall deliver, each to the other, such documents as are required pursuant to Article VI.

Section 2.6             Post-Closing Adjustments.

(a)           Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller a statement setting forth, as of the Effective Time, the Net Working Capital and any Business Indebtedness (the “Closing Statement”), which statement shall be derived from balance sheets of the Nordisk Business and the Telair Business as of the Effective Time, prepared in accordance with GAAP, except for the use of accounting practices, principles and methodologies reflected in Section 2.6(a) of the Seller Disclosure Letter.  Buyer agrees that following the Closing and prior to the determination of the Final Closing Statement, it shall neither alter nor destroy any of the Books and Records on which the Closing Statement is to be based, and shall make such Books and Records available to Seller and its representatives.

(b)           Seller shall, within sixty (60) days after the delivery by Buyer of the Closing Statement (“Seller’s Review Period”), complete its review of the Net Working Capital and any Business Indebtedness reflected on the Closing Statement.  The Closing Statement shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified

Buyer in writing prior to the expiration of Seller’s Review Period of any good faith objection thereto (the “Seller’s Objection”).  The Seller’s Objection shall set forth a specific description of the basis of Seller’s Objection and the specific adjustments to the Net Working Capital and/or Business Indebtedness reflected on the Closing Statement which Seller believes should be made.  Any items not disputed in a valid Seller’s Objection shall be deemed to have been accepted by Seller and shall be final and binding.

(c)           If Seller and Buyer are unable to resolve all of their disputes with respect to the Closing Statement within fifteen (15) days following Buyer’s receipt of Seller’s Objection to such Closing Statement pursuant to Section 2.6(b), they shall refer their remaining differences to the CPA Firm for decision, which decision shall be final and binding on the parties upon delivery of the written opinion set forth in sub-clause (iii) below.  The procedure and schedule under which any dispute shall be submitted to the CPA Firm shall be as follows:

(i)            Within fifteen (15) days following the expiration of the period referred to in paragraph (c) above, Seller shall submit any unresolved portion of Seller’s Objection to the CPA Firm in writing (with a copy to Buyer), supported by any documents and/or affidavits upon which it relies.

(ii)           Within fifteen (15) days following Seller’s submission of the unresolved portion of Seller’s Objection as specified in sub-clause (i) above, Buyer shall submit its response to the CPA Firm in writing (with a copy to Seller), supported by any documents and/or affidavits upon which it relies.

(iii)          Buyer and Seller shall request that the CPA Firm deliver its written opinion within twenty (20) days following its receipt of the information provided for in sub-clause (ii) above, or such longer period of time as the CPA Firm determines is necessary, but not to exceed thirty (30) days.  The scope of the disputes to be resolved by the CPA Firm is limited to the unresolved portion of the Seller’s Objection.  In resolving any disputed items, the CPA Firm may not assign a value to any particular item greater than the greatest value for such item claimed by Buyer or Seller or less than the smallest value for such item claimed by Buyer or Seller.  Buyer and Seller shall make readily available to the CPA Firm all relevant Books and Records and any work papers (including those of the parties’ respective accountants) relating to the Closing Statement and all other items reasonably requested by the CPA Firm.

Any expenses relating to the engagement of the CPA Firm shall be allocated between Buyer and Seller so that Seller’s share of such expenses shall be in the same proportion that (x) the aggregate amount of the disputed items submitted by Seller to the CPA Firm that are unsuccessfully disputed bears to (y) the total amount of all disputed items submitted by Seller to the CPA Firm.  Seller and Buyer shall each bear the fees of their respective auditors incurred in connection with the determination and review of the Closing Statement.

(d)           The Closing Statement shall become final and binding on the parties upon the earliest of (i) if no Seller’s Objection has been given, the expiration of the period within which Seller must make the Seller’s Objection pursuant to Section 2.6(b), (ii) agreement in writing by Seller and Buyer that the Closing Statement, together with any modifications thereto agreed by Seller and Buyer, shall be final and binding and (iii) the date on which the CPA Firm shall issue its written determination with respect to any dispute relating to such Closing Statement.  The Closing Statement, as submitted by Buyer if no timely Seller’s Objection has been given or as adjusted pursuant to any agreement between the parties or as determined pursuant to the decision of the CPA Firm, is herein referred to as the “Final Closing Statement.”

(e)           Within five (5) Business Days following the determination of the Final Closing Statement, the adjustment payment payable pursuant to this Section 2.6(e) (the “Adjustment Payment”) and interest thereon shall be paid by wire transfer of immediately available funds to a bank account designated by Seller or Buyer, as the case may be.  The Adjustment Payment shall be equal to the absolute value of the Post-Closing Difference.  For purposes of this Agreement, the “Post-Closing Difference” shall mean (x) the Post-Closing Working Capital Difference minus (y) any Business Indebtedness reflected on the Final Closing Statement.  For purposes of this Agreement, the “Post-Closing Working Capital Difference” shall mean (x) the Net Working Capital, as reflected on the Final Closing Statement, minus (y) the Working Capital Target.  Notwithstanding the foregoing, if the absolute value of the Post-Closing Working Capital Difference as calculated pursuant to the immediately preceding sentence is $2,000,000 or less, then the Post-Closing Working Capital Difference shall be deemed to be $0 for purposes of calculating the Post-Closing Difference.  The Adjustment Payment shall be payable by Buyer to Seller if the Post-Closing Difference is positive, and by Seller to Buyer if the Post-Closing Difference is negative.  The Adjustment Payment shall bear interest from the Closing Date to the date of payment at the Closing Date Interest Rate, which interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed and such interest shall be paid on the same date and in the same manner as such Adjustment Payment.  Any adjustment or non-adjustment to the Purchase Price shall not form the basis for any claim for damages pursuant to this Agreement.  The parties’ payment obligations under this Section 2.6 will not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or the Ancillary Agreements, and any right or alleged right of indemnification hereunder or for any other reason or under any other agreement.

Section 2.7             Taxes and Fees.  Notwithstanding any provision in this Agreement to the contrary, all sales taxes, transfer taxes, stamp taxes, conveyance taxes, mortgage taxes, intangible taxes, documentary recording taxes, license and registration fees, notarial fees incurred in connection with the execution of any deed of transfer, and recording fees, if any, imposed by any Governmental Authority upon the transfer of the Shares or the Air Cargo Assets hereunder and the filing of any instruments (the “Transfer Taxes”) shall be borne equally by Seller and Buyer.  Seller and Buyer shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangement designed to minimize any applicable Transfer Taxes.

Section 2.8             Allocation of Purchase Price.  The Purchase Price shall be allocated among Seller and the Selling Subsidiaries and among the Shares and the Air Cargo Assets and the Seller covenant not to compete described in Section 5.11 as set forth in Section 2.8 of the Seller Disclosure Letter (the “Allocation”).  Seller, the Selling Subsidiaries and Buyer agree to report, pursuant to Section 1060 of the Code and the regulations promulgated thereunder or any other similar provision under Law, as and when required, the Allocation of the Purchase

Price, as adjusted, among the Shares, Air Cargo Assets and Seller covenant not to compete described in Section 5.11 in a manner entirely consistent with such Allocation in the preparation and filing of all Tax Returns (including IRS Form 8594).  Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with such Allocation unless required to do so by Law or a determination of a taxing authority that is final.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Letter, which shall be arranged in accordance with Section 9.7, Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

Section 3.1             Organization and Authority.  Seller, each of the Acquired Companies, the Satair JV and each of the Selling Subsidiaries has been duly incorporated or formed, is validly existing and is in good standing under the laws of its jurisdiction of incorporation or formation (to the extent such concept is legally recognized under the laws of the jurisdiction of its incorporation or formation), with the requisite power (corporate or otherwise) and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as now being conducted.  Seller and each of the Selling Subsidiaries has the full power (corporate or otherwise) and authority to enter into this Agreement or the Ancillary Agreements, as the case may be, and to perform its obligations hereunder and thereunder.  This Agreement has been duly authorized, executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding agreement of Seller, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Principles”), and no other proceedings on the part of Seller are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.  At Closing, the Ancillary Agreements will be duly authorized, executed and delivered by Seller or one or more Selling Subsidiaries, as applicable, and, assuming due authorization, execution and delivery by Buyer, will constitute legal, valid and binding agreements of Seller or the Selling Subsidiaries, as applicable, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Principles.

Section 3.2             No Conflict.  Neither the execution and delivery of this Agreement and each Ancillary Agreement to which Seller or a Selling Subsidiary is or will be a party, nor compliance by Seller and the Selling Subsidiaries with the terms and provisions of this Agreement and each such Ancillary Agreement will (a) violate any provision of the certificate of incorporation or by-laws or other similar organizational document of Seller, any Acquired Company, the Satair JV or any Selling Subsidiary; (b) assuming all of the consents, approvals, authorizations, filings or notifications to or of Governmental Authorities contemplated by Section 3.10 are made or obtained, violate any Law or any injunction, order or decree of any Governmental Authority to which Seller, an Acquired Company, the Satair JV or a Selling Subsidiary is subject; or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance or any Encumbrances created by actions of Buyer or its Affiliates) on, any of the material Business Assets (including Significant Contracts), except in the case of clauses (b) and (c) only for any violations, breaches, defaults or other matters that would not, individually or in the aggregate, reasonably be expected to prohibit or materially impair Seller’s or a Selling Subsidiary’s ability to perform its obligations under this Agreement or the Ancillary Agreements.

Section 3.3             Financial Information.  Section 3.3 of the Seller Disclosure Letter sets forth (a) the unaudited combined balance sheets of the Nordisk Business as at December 31, 2010 and December 31, 2009, and the related unaudited combined statements of income prepared by management for each of the fiscal years then ended, (b) the unaudited combined balance sheets of the Telair Business as at December 31, 2010 and December 31, 2009, and the related unaudited combined statements of income prepared by management for each of the fiscal years then ended, (c) an unaudited combined balance sheet of the Nordisk Business as at August 28, 2011 and the related unaudited combined statement of income prepared by management for the eight-month period then ended, and (d)  an unaudited combined balance sheet of the Telair Business as at August 28, 2011 and the related unaudited combined statement of income prepared by management for the eight-month period then ended (collectively the “Financial Information”).  The Financial Information fairly presents in all material respects the financial condition and the results of operations of the Business as at the respective dates of and for the periods referred to in such Financial Information, all in accordance with GAAP, subject, in the case of interim Financial Information, to normal recurring year-end adjustments, the absence of footnotes and the use of accounting practices, principles and methodologies reflected in Section 2.6(a) of the Seller Disclosure Letter.

Section 3.4             Absence of Certain Changes or Events.  Since August 28, 2011, there has not been a Material Adverse Effect.  From August 28, 2011 to the date of this Agreement, Seller, the Acquired Companies and the Selling Subsidiaries have conducted the Business in the ordinary and usual course.  Without limiting the generality of the foregoing, since August 28, 2011, none of the Acquired Companies has (a) entered into any Significant Contract; (b) made any change in any accounting method, practice or principle or in any system of internal accounting controls, other than as required by applicable accounting or regulatory authorities; or (c) incurred any material liabilities outside of the ordinary course of business, whether or not contingent.

Section 3.5             Real Property.

(a)           Section 3.5(a) of the Seller Disclosure Letter sets forth (i) the address and location of all Leased Real Property and (ii) a list of all leases governing the Leased Real Property (the “Real Property Leases”).

(b)           None of the Acquired Companies or the Satair JV owns any real property.

(c)           Each Real Property Lease is valid and in full force and effect in accordance with the terms of such Real Property Lease, subject to proper authorization and execution of such Real Property Lease by the counterparties thereto and to the Bankruptcy and

Equity Principles.  There is no breach or default under any Real Property Lease, and to Seller’s Knowledge, no event has occurred that, with the passage of time or the giving of notice or both, would constitute a breach or default by any Acquired Company, the Satair JV or any other party thereto under any Real Property Lease, except in each case to the extent such breach or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6             Business Assets.

(a)           Seller, a Selling Subsidiary, an Acquired Company or the Satair JV owns, leases or has the legal right to use all of the Business Assets (excluding the Leased Real Property, which is the subject of Section 3.5, and Intellectual Property, which is the subject of Section 3.14) and has good title to (or in the case of leased Business Assets, valid leasehold interest in) all Business Assets (excluding the Leased Real Property, which is the subject of Section 3.5, and Intellectual Property, which is the subject of Section 3.14), except for Permitted Encumbrances and for such defects of title or restrictions on use that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Except for the Excluded Assets, the Business Assets, together with the rights granted to Buyer pursuant to this Agreement and the Ancillary Agreements and any other agreements to be entered into pursuant hereto or thereto, will constitute on the Closing Date all of the assets necessary to conduct the Business in the same manner in all material respects as the Business is presently conducted.

(b)           Except as reflected in the Financial Information, the tangible assets included in the Business Assets (excluding the Leased Real Property, which is the subject of Section 3.5) are in satisfactory and serviceable condition, subject to normal wear and tear and impairments of value that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.7             Litigation.  Section 3.7 of the Seller Disclosure Letter sets forth each action, suit or proceeding pending or, to Seller’s Knowledge, threatened, against Seller, an Acquired Company, the Satair JV or a Selling Subsidiary with respect to the Business, at law, in equity or otherwise, in, before, or by, any court or Governmental Authority.  There are no material unsatisfied judgments or material outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against any of the Business Assets or against Seller, an Acquired Subsidiary, the Satair JV or a Selling Subsidiary with respect to the Business.

Section 3.8             Compliance with Law.  The Business is being conducted in all material respects in compliance with all applicable Laws.  (i) All United States Federal Aviation Administration, Civil Aviation Authority and European Aviation Safety Agency approvals, permits and licenses required to conduct the Business as currently conducted or operated and (ii) all other material governmental approvals, permits and licenses, including but not limited to type certificates, supplemental type certificates, design approvals, production approvals, design organization approvals and repair station/maintenance certificates, required to conduct the Business as currently conducted or operated (the approvals, permits and licenses referred to in the foregoing clauses (i) and (ii), collectively, the “Authorizations”)  have been obtained, are set forth in Section 3.8 of the Seller Disclosure Letter, are in full force and effect and are being complied with in all material respects.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause the termination or cancellation of, or give to others any right to terminate or cancel, any of the Authorizations.  None of the Acquired Companies, the Satair JV, Seller or the Selling Subsidiaries has received notice in writing that it is in material violation or default under any Authorization or, in relation to the Business, that it is in material violation of, or default with respect to, any Law, in each case, that is unresolved.  Notwithstanding the foregoing, no representation or warranty is made under this Section 3.8 in respect of any (i) employee benefit matters which are addressed exclusively in Section 3.13 (as to which no representation or warranty is made except as set forth in Section 3.13), (ii) intellectual property matters which are addressed exclusively in Section 3.14 (as to which no representation or warranty is made except as set forth in Section 3.14), (iii) matters relating to Environmental Laws and Environmental Permits or the environmental condition of any of the Business Assets which are addressed exclusively in Section 3.16 (as to which no representation or warranty is made except as set forth in Section 3.16) and (v) matters relating to Taxes which are addressed exclusively in Section 3.17 (as to which no representation or warranty is made except as set forth in Section 3.17).

Section 3.9             Contracts.  Section 3.9 of the Seller Disclosure Letter contains a complete and accurate list of all Contracts to which an Acquired Company, the Satair JV, Seller or any Selling Subsidiary (with respect to Seller and the Selling Subsidiaries, to the extent the Contract is included in the Air Cargo Assets) is a party:  (a) for the future sale of products or services with expected payments in excess of $2,500,000 during the remaining term; (b) for the future purchase of products or services with expected payments in excess of $1,000,000 during the remaining term except for any such Contract that may be canceled on not more than 180 days’ notice without any penalty or other liability to the Business in excess of $100,000; (c) establishing or governing the management of any partnership, joint venture or similar arrangement, or acquisition or disposal of any joint ventures or similar arrangement; (d) that require the Business to deal exclusively with the counterparty or that limit the ability of the Business to compete in any product or geographic market; (e) for the lease of any personal property involving annual lease payments in excess of $75,000 per year; (f) relating to the purchase of any business or Person (or all or any substantial portion of the assets of any business, business unit, facility or Person) entered into within three (3) years from the date of this Agreement and under which any Acquired Company or the Satair JV has any continuing material liability or obligation; (g) relating to the sale or disposition of any material Business Assets (other than the sale of inventory or obsolete or worn-out Business Assets replaced in the ordinary course of business consistent with past practice) entered into within three (3) years from the date of this Agreement and under which any Acquired Company or the Satair JV has any continuing material liability or obligation; (h) relating to any employment, independent contracting, consulting or similar agreement requiring payment by the Business of base annual fees or compensation in excess of $100,000 to any Person; (i) evidencing Indebtedness; and (j) providing for capital expenditures after the date of this Agreement in excess of $100,000, individually.  The Contracts listed (or required to be listed) in Section 3.9 of the Seller Disclosure Letter are referred to collectively herein as the “Significant Contracts.”  Each Significant Contract is valid and is in full force and effect in accordance with the terms of such Significant Contract subject to proper authorization and execution of such Significant Contract by the counterparties thereto and to the Bankruptcy and Equity Principles and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will give others any rights of termination or cancellation of any Significant Contract.  There is no material breach or material default under any Significant Contract, and to Seller’s Knowledge, no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material breach or material default by Seller, an Acquired Company, the Satair JV, any Selling Subsidiary or any other party thereto under, or give to others any rights of termination or cancellation of (other than rights relating to contractual expiration), any Significant Contract.

Section 3.10           Consents and Approvals.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller and the Selling Subsidiaries, as the case may be, do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) as set forth in Section 3.10 of the Seller Disclosure Letter, (b) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Seller and the Selling Subsidiaries of the transactions contemplated by this Agreement and the Ancillary Agreements and (c) as may be necessary as a result of facts or circumstances relating solely to Buyer and its Affiliates.

Section 3.11           Acquired Company Capital Stock.  (a)  The authorized and issued capital stock (or equivalent equity interests) of each Acquired Company (the “Acquired Company Group Shares”) is as set forth in Section 3.11(a) of the Seller Disclosure Letter.  Seller, the Acquired Companies and the Selling Subsidiaries (considered collectively) are the record and beneficial owners of all of the Acquired Company Group Shares.  The Acquired Company Group Shares have been validly issued and, where applicable, are fully paid and non-assessable.  None of Seller, the Selling Subsidiaries or the Acquired Companies is party to any shareholders’ agreements, voting trusts or proxies, with respect to the voting of the Acquired Company Group Shares and there are no outstanding warrants, options, rights, convertible or exchangeable securities or other Contracts (other than this Agreement) pursuant to which Seller, an Acquired Company or a Selling Subsidiary is or may become obligated to issue, sell, purchase or redeem any Acquired Company Group Shares.

(b)  Section 3.11(b) of the Seller Disclosure Letter sets forth the equity interests owned by the Acquired Companies in each of the Joint Ventures.

Section 3.12           Collective Bargaining Agreements.  None of Seller, any Acquired Company, the Satair JV, or any Selling Subsidiary is a party to, or bound by, or negotiating, any material labor agreement or collective bargaining agreement respecting the Transferred Employees, nor is there pending, or to Seller’s Knowledge, threatened, any material strike, walkout or other work stoppage or any union organizing effort by or with respect to the Transferred Employees.

Section 3.13           Employee Benefits.

(a)           Each Seller Plan and each Acquired Company Plan (collectively, the “Benefit Plans”) is listed in Section 3.13(a) of the Seller Disclosure Letter, other than Benefit Plans (a) mandated by any Governmental Authority or (b) of any Joint Venture in which Seller and the Selling Subsidiaries collectively do not own a majority interest.  True and complete copies of each Benefit Plan, including any trust instruments, annual reports, determination letters and insurance contracts forming a part of any such Benefit Plan, and all amendments thereto have been provided or made available to Buyer.

(b)           None of Seller, any Selling Subsidiary, the Satair JV or any Acquired Company or any of their respective ERISA Affiliates (i) has any currently outstanding material liability under Section 4062, 4063, 4064 or 4069 of ERISA with respect to any Benefit Plan, which could reasonably be expected to become a liability of Buyer; and (ii) has any currently outstanding material withdrawal liability, within the meaning of Section 4201 of ERISA, with respect to any Benefit Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), which could reasonably be expected to become a liability of Buyer.

(c)           Except as disclosed in Section 3.13(c) of the Seller Disclosure Letter, each Benefit Plan (and each related trust, insurance contract or fund) has been established, maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and complies in all material respects in form and in operation with the requirements of applicable Laws.

(d)           Except as disclosed in Section 3.13(d) of the Seller Disclosure Letter, each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter (or opinion letter to the extent applicable) from the IRS as to its qualification, and to Seller’s Knowledge no event has occurred or circumstance exists that could reasonably be expected to result in the revocation of such qualification.  None of Seller, any Acquired Company, the Satair JV, any Selling Subsidiary, any of their respective ERISA Affiliates or, to Seller’s Knowledge, any fiduciary of any Benefit Plan has ever engaged in any non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to a Benefit Plan that could result in a material excise tax under the Code.

(e)           There are no pending or, to Seller’s Knowledge, threatened claims, actions, proceedings, or litigation with respect to any Benefit Plan (other than routine claims for benefits) that could reasonably be expected to result in material liability to Buyer or to any Acquired Company.  To Seller’s Knowledge, no Benefit Plan is under audit or investigation by any Governmental Authority.

(f)            Except as set forth in Section 3.13(f) of the Seller Disclosure Letter, none of Seller, any Selling Subsidiary, the Satair JV, any Acquired Company or any of their respective ERISA Affiliates maintains, sponsors or contributes to or, within the past six (6) years, has maintained, sponsored or contributed to any Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.  To Seller’s Knowledge, no event or omission has occurred, or condition currently exists, that could reasonably be expected to result in or require any withdrawal (complete, partial or mass) from a Multiemployer Plan.  No event has occurred and no condition exists that could reasonably be expected to result in any tax, lien, fine, penalty or other liability imposed on any Acquired Company under ERISA, the Code or other applicable Laws by reason of being an ERISA Affiliate.  Except as provided in this Agreement in Section 5.4, no Acquired Company or Joint Venture has or could reasonably be expected to have liability for any employee benefit plan other than the Acquired Company Plans.

(g)           (i) Each Benefit Plan that is subject to the Laws of a jurisdiction outside the United States (a “Foreign Plan”) has obtained from the applicable Governmental Authority having jurisdiction with respect to such plan (A) any required determinations that such plan is in compliance with all applicable Laws and (B) any determinations or approvals required to effectuate the transactions contemplated by this Agreement; and (ii) each employee benefit plan, program, policy or arrangement that is required to be maintained or contributed to by any Acquired Company or Joint Venture pursuant to the applicable Laws of any jurisdiction outside the United States has been so maintained or contributed to.

(h)           The consummation of the transactions contemplated by this Agreement will not (either alone or in connection with any other event) entitle any employee, officer, director or independent contractor of Seller, any Selling Subsidiary, any Joint Venture or any Acquired Company to severance pay or benefits under, or accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Benefit Plan.

(i)            Other than as set forth in this Section 3.13, Seller does not make any other representations or warranties, either express or implied, with respect to any matters relating to employees or employee benefits or matters pertaining to any Law relating thereto.

Section 3.14           Intellectual Property.

(a)           Set forth in Section 3.14 of the Seller Disclosure Letter is a list of all issued Patents, registered Trademarks, registered Copyrights and all applications for the same, included in the Intellectual Property owned by Seller, a Selling Subsidiary, the Satair JV, or an Acquired Company and, in each case, which are included in the Business Assets.  All such listed Intellectual Property is, to Seller’s Knowledge, valid and enforceable.  The Acquired Companies have taken reasonable measures to protect the proprietary nature of each material item of Intellectual Property owned by an Acquired Company and which is included in the Business Assets.  Except for the Seller Trademarks, the items identified in Section 3.14 of the Seller Disclosure Letter, and the rights granted to Buyer pursuant to this Agreement and the Ancillary Agreements and any other agreement to be entered into pursuant hereto or thereto, none of Seller, the Selling Subsidiaries or any of their Affiliates (other than the Acquired Companies or the Satair JV) owns any Intellectual Property that is necessary to conduct the Business in the same manner in all material respects as the Business is presently conducted.

(b)           Section 3.14 of the Seller Disclosure Letter lists all material licenses, sublicenses, consents and other Contracts (i) by which an Acquired Company is authorized to use any of the Intellectual Property (other than currently available, unmodified, off-the-shelf computer programs that are licensed pursuant to “shrink wrap,” “click wrap” or other similar commercially available standard form licenses and for which the applicable Acquired Company has paid or will pay a total amount or value less than $75,000) which is included in the Business Assets, and (ii) by which an Acquired Company licenses or otherwise authorizes a third party to use any material Intellectual Property owned by an Acquired Company and which is included in the Business Assets (the “IP Contracts”).  To Seller’s Knowledge, (a) each IP Contract is valid and is in full force and effect in accordance with the terms of such IP Contract subject to proper authorization and execution of such IP Contract by the counterparties thereto and to the Bankruptcy and Equity Principles and (b) there is no breach or default under any IP Contract, and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a breach or default by an Acquired Company or any other party thereto under any IP Contract.

(c)           To Seller’s Knowledge, none of the making, having made, using, copying, preparing derivative works of, importing, offering to sell, sale or other distribution of products or services of the Business in the manner so done by the Acquired Companies as of the Closing or any other activity currently undertaken by the Acquired Companies in connection with any such product or service or the operation of the Business infringes or otherwise violates any Intellectual Property of any third party.  None of Seller, any Selling Subsidiary nor any Acquired Company has received any written notice from any other Person challenging any Acquired Company’s right to use any of the Intellectual Property listed in Section 3.14 of the Seller Disclosure Letter or used in connection with the Business that is material to the operation of the Business as currently conducted and which remains outstanding.  None of Seller, a Selling Subsidiary or an Acquired Company has brought any pending claim that any Person is violating or infringing upon the Intellectual Property listed in Section 3.14 of the Seller Disclosure Letter and to Seller’s Knowledge, no other Person is materially violating or infringing same.

(d)           An Acquired Company owns all right, title and interest in and to, or has a license, sublicense or permission to use, all of the Intellectual Property (i) necessary to make, have made, use, copy, prepare derivative works of, import, offer to sell, sell and otherwise distribute all products and services of the Business in the manner so done or to use the Internal Systems as they are currently used in the Business, or (ii) otherwise used in the Business, free and clear of all Encumbrances (other than Permitted Encumbrances), except as would not, in each case of (i) and (ii), reasonably be expected to have a Material Adverse Effect or prohibit or materially impair Seller’s or a Selling Subsidiary’s ability to perform its obligations under this Agreement or the Ancillary Agreements.  All such material Intellectual Property and the IP Contracts will be owned or available for use by the Acquired Companies in connection with the Business immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing without payment of additional fees.

(e)           The representations and warranties contained in this Section 3.14 shall be the exclusive representations and warranties with respect to the infringement of third-party Intellectual Property and, notwithstanding any other provision in this Agreement to the contrary, no other representation or warranty is made in this Agreement with respect to the infringement of third-party Intellectual Property.

Section 3.15           Brokers and Finders.  Except for the retention of Jefferies & Company, Inc., the fees and expenses of which will be paid by Seller in accordance with Section 9.4, neither Seller nor any of the Acquired Companies has employed any broker, finder or investment banker who would have a valid claim for a fee or commission from Buyer or, following Closing, any Acquired Company or Joint Venture, or incurred any liability for any brokerage, finder’s or other fee or commission for which Buyer or, following Closing, any

Acquired Company or any Joint Venture would be liable, in each case in connection with the transactions contemplated by this Agreement.

Section 3.16           Environmental Representations.  (a) Except as disclosed in the environmental reports and audits listed in Section 3.16 of the Seller Disclosure Letter (copies of which have been made available to Buyer prior to the date of this Agreement):

(i)            The Business Assets and the Acquired Companies are in material compliance with all applicable Environmental Laws and all material permits, certifications, licenses, approvals, registrations and authorizations required by such Environmental Laws (“Environmental Permits”).

(ii)           None of Seller, the Acquired Companies, the Satair JV or the Selling Subsidiaries have received in connection with the Business Assets any unresolved written notice of any citation, summons, order, complaint, penalty or investigation by any Governmental Authority (i) with respect to any alleged material violation by Seller, a Selling Subsidiary, an Acquired Company or the Satair JV of any Environmental Law, (ii) with respect to any alleged failure of Seller, a Selling Subsidiary, an Acquired Company or the Satair JV to have any material Environmental Permit or (iii) with respect to any disposal or Release of any Hazardous Substance in amounts or concentrations requiring investigation or cleanup under Environmental Law, and, to Seller’s Knowledge, no facts, conditions or circumstances exist with respect to the operation of the Business Assets that are reasonably likely to give rise to a material liability under Environmental Laws.

(b)           Seller has provided complete copies of all environmental reports, audits, studies, and material assessments in its possession related to the Business Assets prepared since January 1, 2008 by or on behalf of Seller, the Acquired Companies and the Selling Subsidiaries, including any such reports, audits, studies or assessments related to the Business Assets prepared since January 1, 2008 by or on behalf of any Governmental Authority or other third party.

(c)           The representations and warranties contained in this Section 3.16 shall be the exclusive representations and warranties with respect to environmental matters (including environmental liabilities or obligations, Environmental Laws, Environmental Permits and Hazardous Substances) and, notwithstanding any other provision in this Agreement to the contrary, no other representation or warranty is made in this Agreement with respect to environmental matters.

Section 3.17           Taxes.

(a)           Seller has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed with respect to the Acquired Companies and the Satair JV and has paid or caused to be paid all Taxes shown to be due on such Tax Returns and any other material Tax required to be paid by the Acquired Companies or the Satair JV.  Such Tax Returns are accurate and complete in all material respects.  No presently effective waivers or extensions of statutes of limitation with respect to material Taxes have been given with respect to an Acquired Company or the Satair JV for any taxable years.  None of the Acquired Companies or the Satair JV has any agreement with any Person regarding the filing of Tax Returns or relating to the sharing of material Tax benefits or liabilities with such Persons.  None of the Acquired Companies or the Satair JV is currently the subject of any audit or examination or other legal proceeding with respect to Taxes.

(b)           There are no existing encumbrances for Taxes on any of the Air Cargo Assets or any assets of the Acquired Companies or the Satair JV, other than Permitted Encumbrances.

(c)           The Acquired Companies and the Satair JV have timely and properly withheld (i) all required material amounts from payments to its employees, agents, contractors, nonresidents and other Persons and (ii) all material sales, use and value added Taxes.  The Acquired Companies and the Satair JV have timely remitted all such withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(d)           Neither the Acquired Companies nor the Satair JV has a request for a ruling or similar advice or a request for a change of any method of accounting that is in progress or pending with any Governmental Authority with respect to Taxes.  No power of attorney granted by the Acquired Companies or the Satair JV with respect to any Taxes is currently in force.

(e)           Neither the Acquired Companies nor the Satair JV is liable for a material amount of Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability, or contractual liability.

(f)            No Tax holiday or Tax incentive or grant in any jurisdiction with respect to Taxes incurred with respect to the Acquired Companies, the Satair JV, the Air Cargo Assets or the Transferred Employees will terminate (or be subject to a clawback or recapture that is payable by Buyer) as a result of any transaction contemplated by this Agreement.

Section 3.18           Insurance. Section 3.18 of the Seller Disclosure Letter sets forth a list of all the insurance coverage that covers the Business or the Business Assets.  Section 3.18 of the Seller Disclosure Letter sets forth a claims history and notices of cancellation or denials since January 1, 2009.  Seller and the Selling Subsidiaries have delivered or made available to Buyer true, correct and complete copies of each insurance policy set forth in Section 3.18 of the Seller Disclosure Letter.  All premiums due on such policies have been paid in full or have been duly provided for.

Section 3.19           Related Party Transactions. Except as set forth in Section 3.19 of the Seller Disclosure Letter, neither Seller nor any Selling Subsidiary, nor to Seller’s Knowledge any officer or director of Seller or the Selling Subsidiaries is a party to any contract with an Acquired Company or a Joint Venture.

Section 3.20           Customers and Suppliers.

(a)           Section 3.20(a) of the Seller Disclosure Letter sets forth a true and complete list of the 10 largest customers of the Business, measured by dollar volume of sales for the fiscal year ended December 31, 2010, together with the approximate aggregate dollar volume of sales made to each such customer during such period (collectively, such customers listed in Section 3.20(a) of the Seller Disclosure Letter, the “Major Customers”).

(b)           Section 3.20(b) of the Seller Disclosure Letter sets forth a true and complete list of the 10 largest suppliers of the Telair Business and the 5 largest suppliers of the Nordisk Business, measured by dollar volume of sales for the fiscal year ended December 31, 2010, together with the approximate aggregate dollar volume of purchases made from each such supplier during such period (collectively, such suppliers listed in Section 3.20(b) of the Seller Disclosure Letter, the “Major Suppliers”).

(c)           Except as set forth in Section 3.20(c) of the Seller Disclosure Letter, no Major Supplier or Major Customer has, since December 31, 2010, canceled or terminated or delivered written notice of cancellation or termination of, or of its intention to cancel or terminate, its business relationship with the Business.

Section 3.21           Employee Matters.

(a)           Except as set forth in Section 3.21(a) of the Seller Disclosure Letter, none of Seller, the Acquired Companies or the Selling Subsidiaries has made any material written commitment to any Transferred Employee or independent contractor of the Business with respect to compensation, promotion, retention, termination, or severance matters in connection with the transactions contemplated by this Agreement.

(b)           Seller, the Acquired Companies and the Selling Subsidiaries are in material compliance with all applicable material Laws relating to the employment of and employment practices relating to the Transferred Employees.

Section 3.22           Undisclosed Liabilities. The Acquired Companies do not have any liabilities that would have been required to be reflected in, reserved against or otherwise described on the balance sheets of the Telair Business or the Nordisk Business provided under Section 3.3 or in the notes thereto in accordance with GAAP, which were not fully reflected therein, reserved against or otherwise described therein (including the notes thereto) or were not incurred in the ordinary course of business consistent with recent past practice.

Section 3.23           Absence of Certain Business Practices. None of the Acquired Companies or, to Seller’s Knowledge, any Person acting on behalf of the Business has violated in any material respect any applicable export control, trade, embargo, anti-boycotting, money laundering or anti-terrorism Law, the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery provision, law or regulation anywhere in the world.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

Section 4.1             Organization and Authority of Buyer.  Buyer has been duly incorporated, is validly existing and is in good standing under the laws of its jurisdiction of incorporation, with the requisite corporate power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as now being conducted.  Buyer has the full corporate power and authority to enter into this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder.  This Agreement has been duly authorized, executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Principles, and no other proceedings on the part of Buyer are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.  At Closing, the Ancillary Agreements will be duly authorized, executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller or a Selling Subsidiary, as applicable, will constitute legal, valid and binding agreements of Buyer, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Principles.

Section 4.2             No Conflict.  Neither the execution and delivery of this Agreement nor compliance by Buyer with its terms and provisions will violate (a) any provision of the certificate of incorporation or by-laws or other similar organizational document of Buyer; (b) assuming all of the consents, approvals, authorizations, filings or notifications to or of Governmental Authorities contemplated by Section 4.3 are made or obtained, any Law or any injunction, order or decree of any Governmental Authority to which Buyer is subject, except, in all cases, for such violations that would not prohibit or materially impair Buyer’s ability to perform its obligations under this Agreement or any of the Ancillary Agreements, or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on Buyer except in any such case for any violations, breaches, defaults or other matters that would not prohibit or materially impair Buyer’s ability to perform its obligations under this Agreement or any of the Ancillary Agreements.

Section 4.3             Consents and Approvals.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer do not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement and the Ancillary Agreements and (b) as may be necessary as a result of facts or circumstances relating solely to Seller.

Section 4.4             Brokers and Finders.  Except for the retention of such Persons, the fees and expenses of which will be paid by Buyer in accordance with Section 9.4, Buyer has not employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.5             Financial Capability.  Buyer has available to it, and will have available to it at Closing, immediately available funds sufficient to pay the Purchase Price and to otherwise consummate the transactions contemplated by this Agreement.

Section 4.6             Regulatory Matters.  Buyer is not subject to any enforcement action, citation, consent decree or other similar action by any Governmental Authority that might materially affect its or Seller’s or a Selling Subsidiary’s ability to have any permit or license transferred or reissued to Buyer as contemplated by this Agreement or otherwise to consummate any of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.7             Investment.  Buyer is acquiring the Shares solely for the purpose of this investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any state or non-U.S. Law of similar effect.  Buyer acknowledges the Shares are not registered under the Securities Act or any state or non-U.S. Law of similar effect, and that the Shares may not be transferred or sold except pursuant to the registration provisions of such Laws or pursuant to an applicable exemption therefrom as applicable.  Buyer is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act.  Buyer has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of purchasing the Shares.  Buyer acknowledges that it has been afforded:  (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Seller, the Selling Subsidiaries and the Acquired Companies concerning the merits and risks of investing in the Acquired Companies; (b) access to information about the Acquired Companies, their respective results of operations, financial condition and cash flow, and business, in each case sufficient to enable Buyer to evaluate whether to proceed with the execution and delivery of this Agreement and the purchase of the Shares; and (c) the opportunity to obtain such additional information that either Seller, the Selling Subsidiaries or the Acquired Companies possess, or can acquire without unreasonable effort or expense, that is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the purchase of the Shares.

Section 4.8             Litigation.  There is no suit, investigation, action or other proceeding pending or, to Buyer’s knowledge, threatened before any court, arbitration tribunal, or judicial, governmental or administrative agency, against Buyer which would materially restrict or limit the ability of Buyer to perform its obligations hereunder or which seeks to prevent the consummation of the transactions contemplated herein.

ARTICLE V
CERTAIN COVENANTS OF SELLER AND BUYER

Section 5.1             Access and Information.

(a)           From the date of this Agreement until the Closing or earlier termination of this Agreement in accordance with Section 9.1, and except as determined by Seller in good faith to be prohibited by any applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, (i) Seller shall permit Buyer and its representatives to have reasonable access, during regular business hours and upon reasonable advance notice, to (x) the offices, facilities, properties and the financial, accounting and other books and records of Seller, the Acquired Companies and Selling Subsidiaries relating to the Business (provided such access does not permit “Phase II” or other invasive or destructive environmental sampling, testing or investigations) and (y) the appropriate management personnel of Seller, the Acquired Companies and the Selling Subsidiaries and (ii) Seller shall furnish, or cause to be furnished, to Buyer any financial and operating data and other information that is available with respect to the Business as Buyer shall from time to time reasonably request for the purpose of verifying the accuracy of the representations and warranties of Seller hereunder.  It is further understood that Seller shall be under no obligation to grant Buyer or its representatives any access if such access would, under the circumstances, unreasonably interfere with Seller’s or its Affiliates’ operations, activities or employees, or if such access would, in the reasonable judgment of Seller after conferring with Buyer, violate applicable antitrust or similar laws.  With respect to any Persons with which Seller, any Selling Subsidiary, any Acquired Company or any Joint Venture has a direct or indirect contractual relationship, and any Governmental Authorities with jurisdiction over or that regulates Seller, any Selling Subsidiary, any Acquired Company, any Joint Venture or the Business, Buyer shall not make any independent inquiry with respect to Seller, any Selling Subsidiary, any Acquired Company, any Joint Venture, or the Business without Seller’s prior written consent (not to be unreasonably withheld) and, to the extent Seller consents thereto, all such inquiries shall be conducted by Seller in response to a request by Buyer.

(b)           All information provided or obtained pursuant to clause (a) above shall be held by Buyer in accordance with, and subject to the terms of, and shall constitute “Evaluation Material” under, the Confidentiality Agreement, dated April 18, 2011, between AAR CORP. and Seller (the “Confidentiality Agreement”).  The parties hereby agree that, notwithstanding anything to the contrary contained in the Confidentiality Agreement, the Confidentiality Agreement shall survive from the date of this Agreement until the Closing.

Section 5.2             Registrations, Filings and Consents.

(a)           General Obligations. Each of Buyer and Seller shall, and shall cause their respective Subsidiaries and Affiliates to:

(i)            use their reasonable best efforts to consummate the transactions contemplated by this Agreement as promptly as practicable and to obtain or make as promptly as practicable, and in any event prior to the End Date, all requisite authorizations, consents, orders, approvals or filings that are or may become necessary, proper or advisable to be obtained or made respectively by them to consummate the transactions contemplated by this Agreement, and

(ii)           cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such authorizations, consents, orders and approvals.

(b)           Antitrust Obligations; Filings.

(i)            Buyer and Seller shall, and shall cause their respective Subsidiaries and Affiliates to, make all filings mutually determined to be necessary under any Antitrust Law as promptly as practicable after the date of this Agreement.  Buyer and Seller shall not, without the prior written consent of the other party hereto, extend or restart any waiting periods under any applicable Antitrust Law.  Payment of the filing fees in connection with any such filings under Antitrust Laws shall be borne equally by Buyer and Seller.

(ii)           Buyer and Seller each shall, and shall cause their respective Subsidiaries and Affiliates to, supply as promptly as practicable any information and documentary material that may be requested by any Governmental Authority pursuant to Antitrust Laws or any other applicable Laws.

(c)           Obligation to Attempt to Resolve Issues. Without limiting the generality of the other obligations described in this Section 5.2, Buyer and Seller shall take or cause to be taken the actions described in the following clauses (i), (ii), and (iii). The obligation of each of Buyer and Seller to take or cause to be taken these actions includes an obligation on their part to cause their respective Subsidiaries and Affiliates to take such actions.

(i)            In accordance with Section 5.2(b), each of Buyer and Seller will, as promptly as practicable, provide to any relevant Governmental Authority such documents or testimony as is requested by such Governmental Authority to permit consummation of the transactions contemplated by this Agreement.

(ii)           Buyer and Seller shall use their reasonable best efforts to defend through litigation on the merits any claim asserted in any court, agency or other proceeding by any person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(iii)          Buyer and Seller shall use their  reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment, that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(d)           Notice and Cooperation. Subject to applicable Laws relating to the sharing of information, in connection with obtaining or making all authorizations, consents, orders,

approvals or filings that are or may become necessary, proper or advisable to be obtained or made to consummate the transactions contemplated by this Agreement, each of Buyer and Seller shall, and shall cause their respective Subsidiaries and Affiliates to, promptly notify each other of any communication it receives from any Governmental Authority and permit the other party to review in advance any proposed communication by such party to any Governmental Authority and shall provide each other with copies of all correspondence, filings or communications between such party or any of its representatives, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement.  Each of Buyer and Seller  may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.2 as “outside counsel only.”  Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from Buyer or Seller, as the case may be, or its legal counsel.  Neither Seller nor Buyer shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry by such Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting.

Section 5.3             Conduct of Business.

(a)           Prior to the Closing, and except as otherwise contemplated by this Agreement, set forth in Section 5.3 of the Seller Disclosure Letter or consented to or approved by Buyer (which consent shall not be unreasonably withheld or delayed), Seller covenants and agrees that it, the Acquired Companies and Selling Subsidiaries shall operate the Business only in the ordinary course and use commercially reasonable efforts to preserve the properties, business and relationships with suppliers and customers of the Business and shall not, other than in the ordinary course of business, undertake any of the following (in the case of Seller or the Selling Subsidiaries, solely with respect to the Business):

(i)            acquire or dispose of any Business Assets that are material to the Business as a whole;

(ii)           create an Encumbrance (other than a Permitted Encumbrance) on any of the Business Assets;

(iii)          enter into any Significant Contract;

(iv)          enter into any real property leases;

(v)           enter into any leases of personal property or any renewals thereof involving a rental obligation exceeding $75,000 per annum in the aggregate;

(vi)          except for increases in accordance with past practices, or if required by Law, existing employment agreements or collective bargaining agreements, materially increase the rate of compensation or the benefits payable to any of the Transferred Employees;

(vii)         except as required by Law, existing employment agreements, collective bargaining agreements or other contractual obligations, enter into any new, or modify any existing, Benefit Plan;

(viii)        make any new commitment or increase any previous commitment for capital expenditures for the Business other than (A) in accordance with the Business’ capital expenditures plan previously provided to Buyer in writing, (B) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $100,000 in the aggregate;

(ix)           make any change in any accounting method, practice or principle or in any system of internal accounting controls, other than as required by applicable accounting or regulatory authority; or

(x)            enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

(b)           Nothing in this Agreement shall diminish Seller’s sole title to the Business or shall be construed to limit Seller’s discretion to operate the Business in the ordinary course, or shall give Buyer any ownership rights to the Business Assets, before the Effective Time.  Buyer acknowledges that Seller, the Acquired Companies, the Satair JV and the Selling Subsidiaries may transfer, by way of a dividend or otherwise, cash, cash equivalents, marketable securities and other financial instruments as well as any other Excluded Assets out of the Business prior to Closing and, it is intended that to the extent practicable, the Excluded Assets relating to the Business will be transferred out of the Business by way of dividend or otherwise prior to Closing.

Section 5.4             Post-Closing Obligations of the Business to Certain Employees.

(a)           Transferred Employees.  Buyer shall make offers of employment to those employees of Seller and its Affiliates who are employed in connection with the Business immediately prior to the Closing Date (such employees who are offered and accept employment with Buyer, the “Business Employees,” and together with employees of any Acquired Company, as of the Closing Date, the “Transferred Employees”).  For at least one year following the Closing Date, Buyer shall provide compensation and benefit levels for the Transferred Employees that are substantially similar in the aggregate to the compensation and benefit levels provided to similarly situated employees of Buyer immediately prior to the Closing Date.

(b)           Buyer Benefit Plans.  Buyer shall use commercially reasonable efforts to ensure that all Transferred Employees are given credit for all years of service with Seller, an Acquired Company or a Selling Subsidiary (or service credited by Seller, an Acquired Company or Selling Subsidiary) prior to the Closing Date for purposes of determining eligibility to participate in and vesting (but not for purposes of benefit accruals) under the employee benefit plans of Buyer in which the Transferred Employees become eligible to participate after the Closing Date (the “Buyer Benefit Plans”); provided, however, that such service shall be recognized only to the extent that it was recognized under the corresponding Benefit Plan and does not result in duplication of benefits.  To the extent permitted under the terms of the Buyer Benefit Plans and to the extent that any Transferred Employee is otherwise eligible to participate in the applicable Buyer Benefit Plan, Buyer shall use commercially reasonably efforts to (i) waive or cause to be waived all limitations as to preexisting conditions, exclusions, and waiting periods applicable to Transferred Employees, other than any such requirements that would not have been satisfied under the corresponding Benefit Plan immediately prior to the Closing Date and (ii) provide each Transferred Employee with credit for any eligible expenses paid by such Transferred Employee on or prior to the Closing Date during the plan year in which the Closing Date occurs under the corresponding Benefit Plan for purposes of satisfying any deductibles, copayments and maximum out of pocket requirements under any Buyer Benefit Plan.

(c)           Seller Plans and Acquired Company Plans. Effective as of the Effective Time, all Transferred Employees shall cease to actively participate in all Seller Plans that are not Acquired Company Plans.  Seller shall retain liability for the Seller Plans that are not Acquired Company Plans, including, but not limited to, liability for claims arising in connection with any individual’s employment with Seller and its Affiliates (except for the Seller Plans listed in Section 5.4(c) of the Seller Disclosure Schedule, which Buyer shall assume as to any Transferred Employee).  Nothing contained in this Section 5.4 is intended to limit Buyer’s ability to modify, amend or terminate any Acquired Company Plan in accordance with the terms thereof.

(d)           COBRA. Seller shall retain responsibility for providing Business Employees, who terminated employment prior to or on the Closing Date and who elected group health coverage required by Section 4980B of the Code (“Continuation Coverage”) under the terms of the group health plan maintained by Seller, with such Continuation Coverage.  Following the Closing Date, Buyer shall be responsible for providing Continuation Coverage to Transferred Employees who experience a “qualifying event” under a group health plan maintained by Buyer or an Acquired Company following the Closing Date.

(e)           Employee Access.  After the Closing, Buyer will permit Seller (and its Affiliates) to have access to Transferred Employees that Seller or its Affiliates may reasonably need in order to defend or prosecute any legal or administrative action to which Seller or any of its Affiliates is a party and which relates to the conduct of the Acquired Companies or Selling Subsidiaries prior to the Closing, except where such access would, under the circumstances, unreasonably interfere with Buyer’s, the Acquired Companies, or their respective Affiliates’ operations, activities or employees, or if such access would, in the reasonable judgment of Buyer after conferring with Seller, violate applicable laws.

(f)            Bonus Plans.  Buyer shall pay, or shall cause an Acquired Company to pay, an aggregate bonus amount to Transferred Employees for the fiscal year in which the Closing occurs in an amount no less than the amount accrued on the Closing Statement with respect to short-term or annual incentives or bonuses, commissions, and similar amounts attributable to Transferred Employees for the fiscal year in which the Closing occurs, with the timing of such payments to be made consistent with past practice but, in any event, no later than 2.5 months following the end of such fiscal year.

(g)           General.  Nothing set forth in this Section 5.4 shall (i) confer any rights or remedies upon any Transferred Employee or upon any other Person other than the parties hereto and their respective successors and assigns, (ii) constitute an amendment to or a promise to amend any benefit plan or any other plan or arrangement covering the Transferred Employees or any other Person, or (iii) obligate Buyer or any Acquired Company to continue the employment of any Transferred Employee for any specific period.

Section 5.5             Books and Records.  For a period of six (6) years after the Closing Date, Buyer agrees to, or cause the Business to, retain all Contracts and Books and Records relating to Taxes and Transferred Employees and to make the same available after the Closing Date for inspection and copying by Seller or its agents at Seller’s expense, upon reasonable request and upon reasonable notice.

Section 5.6             Intellectual Property.

(a)           Buyer hereby acknowledges and agrees that, except as expressly set forth in this Section 5.6, nothing in this Agreement grants or shall be deemed to grant to Buyer the right to use or any interest in (i) the name “Teleflex”, “TFX” or any trademark, trade name, service mark, corporate name, domain name, logo or other source indicator containing the same names and/or a name confusingly similar thereto (which, for clarity, does not include the “Telair” trademark) (collectively, the “Seller Trademarks”) or (ii) any other Intellectual Property of Seller and its Affiliates that is not included in the Business Assets.

(b)           Commencing one hundred eighty (180) days after the Closing Date, neither Buyer nor any of its Affiliates shall use any signs or stationery, purchase order forms, packaging or other goods or supplies, advertising and promotional materials, product, training and service literature and materials, or any other materials in any format or medium (“Supplies”) that contain any Seller Trademarks.  After the Closing Date Buyer shall not reorder, produce or reproduce any Supplies that include the Seller Trademarks.  For one hundred eighty (180) days after the Closing Date, Seller grants to the Acquired Companies a non-exclusive, non-transferable, non-sublicensable (except to Affiliates of the Acquired Companies) license to use the Seller Trademarks, solely in a high-quality manner that is consistent with past practice.

(c)           Promptly following the Closing Date but no later than within one hundred eighty (180) days after the Closing Date, Buyer shall cease all use of the Seller Trademarks and shall take all such actions as may be required to change the name of Teleflex Aviation Products AS to one that does not comprise or contain the Seller Trademarks, including filing a name change amendment with the jurisdiction of incorporation and filing an appropriate name change notice in the appropriate office in each jurisdiction where such entity is qualified to do business.

(d)           Buyer hereby acknowledges and agrees that it is not acquiring any right, title or interest in (i) the stylized “T” used in the “Teleflex” and “Telair” trademarks, (ii) the “T” shape of the “Teleflex” and “Telair” marks, and (iii) the type fonts used in the “Teleflex” and “Telair” marks (collectively, the “Stylized T Elements”), regardless of whether any registration owned or to be owned by the Acquired Companies contain such Stylized T Elements.  For three (3) years after the Closing Date, Seller grants to the Acquired Companies a non-exclusive, non-transferable, non-sublicensable (except to Affiliates of the Acquired Companies) license to use the Stylized T Elements, solely in a manner that is consistent with past practice and solely in connection with the Business.  The nature and quality of all goods and services provided by the Acquired Companies in connection with the Stylized T Elements will conform to the quality of the goods and/or services as provided by Seller or the Acquired Companies, as applicable, prior to the Closing Date.  Buyer and the Acquired Companies acknowledge that the license in this Section 5.6(d) is transitional in nature, and that the Acquired Companies shall use commercially reasonable efforts to transition away from substantially all uses of the Stylized T Elements promptly.

(e)           Prior to or at Closing, Seller shall, and shall cause its applicable Subsidiaries to, transfer all of its right, title and interest in the Intellectual Property listed in Section 5.6(e) of the Seller Disclosure Letter to one of the Acquired Companies.

Section 5.7             Further Assurances; Cooperation.

At any time after the date of this Agreement, Seller and Buyer shall promptly execute, acknowledge and deliver any other assurances or documents or take any other actions reasonably requested by Buyer or Seller, as the case may be, and necessary for Buyer or Seller, as the case may be, to satisfy its obligations hereunder.  Seller and Buyer shall each use their respective commercially reasonable efforts to cause the conditions to their respective obligations set forth in Article VI to be satisfied at or prior to Closing.

Section 5.8             Compliance with WARN, EU Directives, etc.

Buyer shall indemnify and hold Seller harmless from all losses, claims and liabilities arising out of any real or alleged violation of  WARN or any similar Law based on Buyer’s failure to offer employment to, hire or retain any Transferred Employees.

Section 5.9             Foreign Implementing Agreements.

If, after the date of this Agreement, Seller and Buyer mutually agree or deem it advisable, or if otherwise necessary to consummate the transactions contemplated hereby, Seller and Buyer shall cause to be prepared and, prior to or on the Closing Date, executed by the applicable parties, any additional agreements or instruments implementing the transfer and conveyance to Buyer or an Affiliate of Buyer at the Effective Time of the Shares or the Air Cargo Assets and the assumption by Buyer or an Affiliate of Buyer of the Assumed Liabilities (the “Foreign Implementing Agreements”).  The parties agree that any Foreign Implementing Agreements shall not expand or limit the rights and obligations of Seller and the Selling Subsidiaries, on the one hand, and Buyer and its Affiliates, on the other hand, beyond those provided for in this Agreement, and that the Foreign Implementing Agreements shall not provide for any additional rights or obligations of Seller or Selling Subsidiaries, or Buyer or its Affiliates that are not provided for in this Agreement.  The parties shall cooperate in the preparation of any such Foreign Implementing Agreements, which shall be prepared in a form suitable for use by the parties in such foreign jurisdiction.  In the event of any conflict between the terms of any such Foreign Implementing Agreements and this Agreement, the parties agree and acknowledge that the terms of this Agreement shall control and that, if necessary, the parties shall deliver such additional instruments as may be necessary to accomplish the foregoing.

Section 5.10           Disclosure; Investigation.

Buyer acknowledges and agrees that Seller has not made, does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present, or future, except as (and solely to the extent) specifically set forth in this Agreement.

Section 5.11           Covenant Not to Compete; Non-Solicit.

(a)           Seller agrees that during the Seller Non-Compete Period, neither Seller nor any of its controlled Affiliates shall engage, manage, operate or have any ownership interest in any firm, corporation, partnership, proprietorship or other business entity that engages in, manages or operates a business that competes with the Business (each, a “Competing Business”) anywhere in the world; provided, however, that it shall not be a violation of this Section 5.11(a) for Seller or any of its controlled Affiliates (i) to own, directly or indirectly, solely as an investment, securities of any Person that are traded on a national securities exchange or the Nasdaq Stock Market (or a recognized securities exchange outside the U.S.) if Seller or any of its controlled Affiliates (x) is not a controlling Person or a member of a group that controls such Person and (y) does not, directly or indirectly, own more than 5% or more of the voting securities of such Person, (ii) to acquire, directly or indirectly, the equity or assets of, or otherwise become affiliated with or participate in, any enterprise that derives less than 25% of its total annual revenue from a Competing Business, if Seller shall use reasonable efforts to divest, as soon as reasonably practicable (and in any event within eighteen (18) months after the closing date of such acquisition), its interest in such enterprise relating to the Competing Business, (iii) to continue operating existing lines of business, other than the Business, or any of the Excluded Assets or (iv) to perform the activities contemplated by the Ancillary Agreements.  None of the provisions of this Section 5.11(a) shall operate to prohibit, hinder, impede or restrict from engaging in a Competing Business in any way, any Person which by way of takeover, acquisition, merger, combination or similar transaction acquires a controlling or significant interest in Seller or any of its Affiliates (provided that Seller and its controlled Affiliates as of the date of such transactions shall continue to be subject to the provisions of this Section 5.11(a) after any such transaction).

(b)           The “Seller Non-Compete Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) the three (3) year anniversary of the Closing Date or (ii) the date Buyer and its Affiliates cease to engage in the Business.

(c)           Seller agrees that during the period beginning on the Closing Date and ending on the earlier of (i) the date that is eighteen months following the Closing Date or (ii) the date Buyer and its Affiliates cease to engage in the Business, none of Seller or any of its controlled Affiliates will solicit for employment, seek to employ or employ (including in any consulting capacity) any Transferred Employee; provided, however, that the foregoing shall not prohibit Seller or any of its controlled Affiliates from (w) engaging in general solicitations for employees not specifically targeted at the Transferred Employees (and employing any Transferred Employees who respond to such general solicitations) or (x) soliciting or employing any Transferred Employee who is no longer employed by Buyer or its Affiliates.

(d)           If any provision contained in this Section 5.11 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is in the intention of the parties that if any of the restrictions or covenants contained in this Section 5.11 is held to cover a geographic area or to be for a length of time which is not permitted by Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.11 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Law.

Section 5.12           Bulk Transfer Laws.  Buyer hereby waives compliance by Seller and the Selling Subsidiaries with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale to Buyer of the Air Cargo Assets.

Section 5.13           Tax Matters.

(a)           Following the Closing, Seller shall, at Seller’s sole cost and expense,  cause to be prepared and filed all Tax Returns required to be filed with respect to the Acquired Companies and the Satair JV for taxable periods ending prior to or on the Closing Date, including amended returns, applications for loss carryback refunds and applications for estimated Tax Refunds (all such Tax Returns, amended returns and refund applications are referred to as the “Prior Period Returns”).  The Prior Period Returns shall be prepared, where relevant, in a manner consistent with Seller’s past practices except as otherwise required by Law.  Seller shall pay all Taxes related to such Prior Period Returns (other than any Taxes for which Buyer is liable pursuant to Section 5.13(g)).  Buyer shall make available to Seller (and to Seller’s accountants and attorneys) any and all books and records and other documents and information in its possession or control relating to the Acquired Companies and the Satair JV reasonably requested by Seller to prepare the Prior Period Returns.  Seller shall deliver to Buyer, for its review at least thirty (30) days prior to the applicable filing deadline for a Prior Period Return, a draft of such Prior Period Return.  Seller shall consider in good faith any reasonable comments of Buyer on such Prior Period Return.

(b)           Following the Closing, Buyer shall cause to be prepared and filed all Tax Returns required to be filed with respect to the Acquired Companies and the Satair JV for taxable periods ending after the Closing Date and, subject to the right to indemnification under Section 5.13(c), shall pay all Taxes related thereto.  Buyer shall prepare all Straddle Period Tax Returns in a manner consistent with Seller’s past practices, except as otherwise required by Law.  Buyer shall deliver to Seller, for its review and comment, a draft of each Straddle Period Tax Return at least thirty (30) days prior to the applicable filing deadline of such Straddle Period Tax Return, together with a proposed calculation of the Taxes allocable to the Pre-Closing Period, and Buyer shall consider in good faith any reasonable comments of Seller on such Straddle Period Tax Returns.

(c)           Following the Closing, except as otherwise provided in Section 5.13(g), and Section 8.4, Seller shall indemnify and hold Buyer and the Acquired Companies and the Satair JV (with respect to the Satair JV, to the extent of Buyer’s direct or indirect equity interest therein) harmless from and against the following Taxes (and all other related Losses): (i) any Taxes of Seller or any Selling Subsidiary; (ii) any Taxes that related to the Air Cargo Assets or the Transferred Employees for any period ending on or prior to the Closing Date (or portion of a Straddle Period ending on the Closing Date); (iii) any Taxes of the Acquired Companies or the Satair JV for periods ending on or before the Closing Date; (iv) any Taxes of the Acquired Companies and/or the Satair JV allocable to the Pre-Closing Period of a Straddle Period Tax Return; (v) any Taxes of any other person for which any of the Acquired Companies and/or the Satair JV may become liable pursuant to Treas. Reg. section 1.1502-6 (or analogous provisions of state, local or non-U.S. Law) as a result of being a member of an affiliated, consolidated, combined or unitary group of corporations prior to the Closing Date; (vi) any Taxes that the Acquired Companies and the Satair JV are liable for as a transferee or successor, which arise as a result of a transaction occurring on or prior to the Closing, and all Income Taxes that the Acquired Companies and the Satair JV are liable for pursuant to any contract (other than this Agreement) entered into by the Acquired Companies or the Satair JV (or assumed by the Acquired Companies or the Satair JV) on or prior to the Closing; and (vii) without duplication any Taxes resulting from a breach of a representation or warranty in Sections 3.12, 3.13 or 5.3 or this Section 5.13; provided, however, that Seller shall not be liable for or pay, and shall not indemnify Buyer, the Acquired Companies and/or the Satair JV from and against, any Taxes for which Buyer is liable pursuant to Section 5.13(g) or to the extent such Taxes are reflected in the Final Closing Statement.

(d)           Buyer shall promptly notify Seller following receipt of any notice of audit or other proceeding relating to any matter for which Seller may be required to indemnify Buyer, the Acquired Companies and/or the Satair JV pursuant to Section 5.13(c).  No failure or delay in providing such notice shall reduce Seller’s obligations under this Agreement, except to the extent the failure or delay shall have actually prejudiced Seller.   Seller shall have the right, at its sole cost and expense (including all reasonable out of pocket expenses incurred by the applicable Acquired Company or Satair JV), to control any audit or proceedings, and the filing of any amended Tax Return, relating to any Acquired Company or the Satair JV for a period ending on or prior to the Closing Date; provided, however, (i) Seller shall give prompt notice of its intent to control such audit or other proceedings; (ii) Seller shall control such audit or other proceeding diligently and in good faith; (iii) Buyer shall have the right, at its sole cost and expense, to participate in such audit or proceedings; and (iv) Seller shall not settle, resolve or otherwise abandon such audit or proceedings without the prior written consent of Buyer (which shall not be unreasonably withheld).  Buyer shall control all audits or proceedings relating to any Acquired Company or Satair JV for any Straddle Period and all audits and proceedings for any Acquired Company or Satair JV for periods ending on or prior to the Closing Date until Seller has provided notice of its intent to control under this Section 5.13(d); provided, however, (i) Buyer shall control such proceedings diligently and in good faith; (ii) Seller shall, at its sole cost and expense, have the right to participate in such audit or proceedings; and (iii) Buyer shall not settle, resolve or abandon any such audit or proceedings that relates to a taxable period ending on or prior to the Closing Date or a Straddle Period without the prior written consent of Seller (which shall not be unreasonably withheld).

(e)           For purposes of determining Seller’s obligation for Taxes that relate to the portion of a Straddle Period ending on or prior to the Closing Date, the parties agree as follows: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including Income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Acquired Companies or the Satair JV filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii) above, any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(f)            All refunds of Taxes of the Acquired Companies or the Satair JV for any period ending on or before the Closing Date (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.13(e)) (whether in the form of cash received from the applicable Governmental Authority, a credit against Taxes otherwise payable or similar benefit for any Tax period (or portion of a Straddle Period) beginning on or after the Closing Date) shall be the property of Seller. To the extent that Buyer, the Acquired Companies or the Satair JV receives a refund that is the property of Seller, Buyer shall pay to Seller the amount of such refund (without interest other than interest received from the Governmental Entity), net of any Taxes (including any withholding Taxes that would be payable on a distribution by the Acquired Companies or the Satair JV of the amount of the refund to Buyer) and any out-of-pocket expenses that Buyer, the Acquired Companies, the Satair JV or any of their Affiliates incur with respect to such refund (and related interest).  The net amount due to Seller shall be payable ten (10) days after receipt of the refund from the applicable Governmental Authority (or, if the refund is in the form of credit or other benefit, ten (10) days after filing the Tax Return claiming or realizing such credit or other benefit).  To the extent a refund that gave rise to a payment hereunder is subsequently disallowed, or otherwise reduced or lost, Seller shall pay to Buyer the amount of Taxes that Buyer, the Acquired Companies, the Satair JV or any of their Affiliates incurs as a result of such disallowance, reduction or loss (and any related interest or penalties and other Losses).   Nothing in this Section 5.13(f) shall require Buyer to make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of Buyer, the Acquired Companies and the Satair JV) that is with respect to: (i) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period after the Closing Date (or portion of any Straddle Period beginning on the Closing Date); (ii) any refund of Tax resulting from the payments of Taxes made on or after the Closing Date to the extent Seller has not indemnified Buyer, the Acquired Companies or the Satair JV for or otherwise paid such Tax; (iii) any refund for Tax that is reflected as an asset (or an offset to a liability) in the calculation of Net Working Capital; (iv) any refund for Buyer’s allocable share of any Transfer Taxes as determined under Section 2.7; or (v) any refund for Tax to the extent that such refund gives rise to any payment obligation by an Acquired Company or the Satair JV to any person other than the Acquired

Companies, Satair JV, Buyer or any of their Affiliates pursuant to a provision of a Contract that was entered into by an Acquired Company or the Satair JV prior to the Closing.

(g)           Buyer shall pay and indemnify and hold harmless Seller and its Affiliates from and against any Taxes of Seller and its Affiliates (including any Taxes of the Acquired Companies and the Satair JV for which Seller or any of its Affiliates may become liable pursuant to Treas. Reg. section 1.1502-6 (or analogous provisions of state or local law) as a result of its being a member of a consolidated, combined or unitary group of corporations that included any of the Acquired Companies or the Satair JV prior to the Closing Date) resulting from any actions taken, or caused to be taken, by Buyer or any of its Affiliates following the Closing (other than any transactions pursuant to this Agreement or in the ordinary course of the Acquired Companies’ business) with respect to any of the Acquired Companies or the Satair JV.

(h)           Seller and Buyer shall provide each other with such cooperation and information as may be reasonably requested of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes.  Each of Seller and Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Seller and Buyer agree that the Books and Records delivered to the control of Buyer pursuant to this Agreement to the extent they relate to the operations of any of the Acquired Companies or the Satair JV prior to the Closing Date, remain in existence and available, Seller (at its expense) shall have the right upon prior notice to inspect and to make copies of the same at any time during business hours for any proper purpose.  Buyer shall use reasonable efforts not to destroy or allow the destruction of any such Books and Records without first offering in writing to deliver them to Seller.

(i)            Notwithstanding any provision in this Agreement to the contrary, the obligations of a party to indemnify and hold harmless another party pursuant to this Section 5.13 shall terminate at the close of business on the 30th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof); provided, however, that if the obligation under this Section 5.13 is a Tax that any Acquired Company or the Satair JV is liable for under a Contract, such obligation shall not terminate prior to the date that is thirty (30) days after the date on which such obligation terminates under such Contract.

Section 5.14           Credit Support.  Buyer acknowledges that in the course of the conduct of the Business, Seller and the Selling Subsidiaries may have entered into various arrangements (a) in which guarantees (including of performance under Contracts included in the Business Assets, letters of credit or other credit arrangements, including surety and performance bonds) were issued by, or for the account of, Seller and the Selling Subsidiaries or (b) in which Seller and the Selling Subsidiaries are the primary or secondary obligors on debt instruments or financing or other contracts or agreements, in any such case to support or facilitate transactions of the Business.  Such arrangements by such parties are set forth in Section 5.14 of the Seller Disclosure Letter and are hereinafter referred to as the “Credit Support Arrangements.” Seller and Buyer agree that the Credit Support Arrangements are not intended to continue after the Closing.  Buyer agrees to (i) obtain replacement Credit Support Arrangements, which will be in effect at the Closing, (ii) repay, or cause the repayment of, all debt and other obligations to which such Credit Support Arrangements relate (and cause the cancellation of such Credit Support Arrangements) or (iii) arrange for itself or one of its subsidiaries to be substituted as the obligor thereon as of the Closing Date and, in each case, obtain the release of Seller and its Affiliates from any such Credit Support Arrangements.  If Buyer cannot obtain the release of Seller and its Affiliates (excluding the Acquired Companies) from any such Credit Support Arrangements but the Closing still occurs, Buyer shall indemnify and hold Seller and such Affiliates harmless for any Losses incurred by Seller or such Affiliates from and after the Closing with respect to such Credit Support Arrangements.

Section 5.15           Section 338(g) Elections.  Buyer shall have the right to make an election under Section 338(g) of the Code with respect to the acquisition of the Acquired Company Group Shares or any interests in the Joint Ventures.

Section 5.16           Termination of Certain Intercompany Accounts.  Seller hereby agrees that effective as of the Closing, except for (i) the Ancillary Agreements and the other agreements and instruments required to be delivered pursuant hereto or thereto and (ii) the Contracts disclosed in Section 5.16 of the Seller Disclosure Letter, it shall take all necessary action to cause all Contracts, commitments or transactions, except for any trade accounts payable or trade accounts receivable, between the Business, on the one hand, and Seller and/or and any of its controlled Affiliates (other than the Acquired Companies and the Joint Ventures), on the other hand, to be terminated and cancelled without any further liability and obligation and to be of no further force or effect.

Section 5.17           Notification; Updates to Seller Disclosure Letter.

(a)           During the period between the date of this Agreement and Closing, Seller shall promptly notify Buyer in writing of:

(i)            the discovery by Seller or any Selling Subsidiary of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by Seller in this Agreement;

(ii)           any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of any representation or warranty made by Seller in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii)          any material breach of any covenant or obligation of Seller in this Agreement; and

(iv)          any event, condition, fact or circumstance that may make the timely satisfaction of the condition set forth in Section 6.1(f) impossible or unlikely.

(b)           During the period between the date of this Agreement and Closing, Buyer shall promptly notify Seller in writing of:

(i)            the discovery by Buyer of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by Buyer in this Agreement;

(ii)           any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of any representation or warranty made by Buyer in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; and

(iii)          any material breach of any covenant or obligation of Buyer in this Agreement.

(c)           If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 5.17(a) requires any change in the Seller Disclosure Letter or if any such event, condition, fact or circumstance would require such a change assuming the Seller Disclosure Letter were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Seller shall promptly deliver to Buyer an update to the Seller Disclosure Letter specifying such change.  Except for updates to the Seller Disclosure Letter to add Real Property Leases, Significant Contracts, labor agreements or collective bargaining agreements, issued Patents, registered Trademarks, registered Copyrights and applications for the same, IP Contracts and insurance coverage and claims history, in each case entered into, issued, registered or obtained, as applicable, following the date of this Agreement and prior to Closing and which are not prohibited by Section 5.3 of this Agreement, no such update shall be deemed to supplement or amend the Seller Disclosure Letter for the purpose of (i) determining the accuracy of any of the representations and warranties in this Agreement or in any certificate or other Contract referred to in this Agreement, (ii) determining whether any condition set forth in Article VI has been satisfied or (iii) determining Seller’s obligations under Article VIII.  Any noncompliance with the notification and update provisions of this Section 5.17 shall not constitute failure of a condition set forth in Article VI or give rise to any right of termination under Article IX unless the underlying change or event shall independently constitute such a failure or give rise to such a right.

Section 5.18           Mutual Release.

(a)           Effective as of the Closing, each of Seller and the Selling Subsidiaries hereby irrevocably waives, releases and discharges the Acquired Companies from any and all liabilities and obligations to Seller, the Selling Subsidiaries or any of their respective Affiliates of any kind or nature whatsoever (including in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding, or the certificates of incorporation, bylaws, memoranda of association, articles of association, or other constitutive documents of the Acquired Companies and the Selling Subsidiaries or otherwise at law or equity.  The foregoing waiver, release and discharge shall not apply in respect of any liability or obligation (i) arising under this Agreement or any of the Ancillary Agreements or (ii) arising after the Closing.

(b)           Effective as of the Closing, Buyer will cause the Acquired Companies to irrevocably waive, release and discharge Seller and the Selling Subsidiaries from any and all liabilities and obligations to the Acquired Companies of any kind or nature whatsoever (including in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding, or the certificates of incorporation, bylaws, memoranda of association, articles of association, or other constitutive documents of the Acquired Companies or otherwise at law or equity.  The foregoing waiver, release and discharge shall not apply in respect of any liability or obligation (i) arising under this Agreement or any of the Ancillary Agreements or (ii) arising after the Closing.

ARTICLE VI
CONDITIONS TO THE PURCHASE AND SALE

Section 6.1             Conditions to the Obligations of Buyer.  The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties of Seller contained in Article III of this Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications, except in respect of the first sentence of Section 3.4) as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) that representations and warranties that are made as of a specific date need be true and correct only as of such date and (ii) as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date), except to the extent that all failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had a Material Adverse Effect.

(b)           The covenants of Seller to be performed on or prior to the Closing Date shall have been duly performed in all material respects.

(c)           Buyer shall have been furnished with a certificate executed by an authorized officer of Seller, dated as of the Closing Date, certifying that the conditions contained in Sections 6.1(a) and 6.1(b) have been fulfilled.

(d)           No order, decree or judgment of any court or tribunal of competent jurisdiction that makes the consummation of the purchase and sale of the Shares or the Air Cargo Assets illegal shall have been issued and be in effect.

(e)           No legal or administrative proceeding or inquiry initiated by any Governmental Authority challenging the transactions contemplated by this Agreement shall be pending.

(f)            Seller shall have delivered to Buyer the written consents or waivers referred to in Section 6.1(f) of the Seller Disclosure Letter.

Section 6.2             Conditions to the Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Seller on or prior to the Closing Date of each of the following conditions:

(a)           The representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be true and correct in all material respects only as of such date), except to the extent that all failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b)           The covenants of Buyer to be performed on or prior to the Closing Date shall have been duly performed in all material respects.

(c)           Seller shall have been furnished with a certificate executed by an authorized officer of Buyer, dated as of the Closing Date, certifying to the effect that the conditions contained in Sections 6.2(a) and 6.2(b) have been fulfilled.

(d)           No order, decree or judgment of any court or tribunal of competent jurisdiction which makes the consummation of the purchase and sale of the Shares or the Air Cargo Assets illegal shall have been issued and be in effect.

(e)           No legal or administrative proceeding or inquiry initiated by any Governmental Authority challenging the transactions contemplated by this Agreement shall be pending.

ARTICLE VII
AMENDMENT AND WAIVER

Section 7.1             Amendment and Modification.  This Agreement may only be amended or modified in writing signed by Seller and Buyer.

Section 7.2             Waiver.  At any time prior to the Closing, either Seller or Buyer may, subject to applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions of the other party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument executed by the party granting such extension or waiver.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE VIII
SURVIVAL AND INDEMNIFICATION

Section 8.1             Survival; Knowledge of Breach.

The representations, warranties and covenants (to the extent such covenants relate to the performance of obligations prior to the Closing) contained in this Agreement shall survive the Closing until the date that is fifteen (15) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 3.1, 3.6(a) (only the first sentence thereof), 3.11 and 3.17 and 4.1 shall survive the Closing until the expiration of the applicable statute of limitations and the representations and warranties contained in Sections 3.13 and 3.16 shall survive the Closing until the date that is five (5) years after the Closing Date.  The covenants contained in this Agreement which relate to the performance of obligations after the Closing shall survive the Closing for the periods contemplated by their terms.

Section 8.2             Indemnification.

(a)           From and after the Closing Date and subject to Sections 8.1 and 8.4, Seller agrees to indemnify and hold harmless Buyer, its Affiliates and any of their directors, officers, employees and stockholders (collectively, the “Buyer Parties”) against and in respect of any and all losses, claims, damages, liabilities, fines, Taxes, reasonable costs and expenses, including reasonable legal fees and expenses (collectively, “Losses”) actually sustained, incurred or suffered by the Buyer Parties, to the extent resulting or arising from (i) any breaches of Seller’s representations and warranties set forth in Article III of this Agreement or (ii) any breach of any covenant or agreement of Seller set forth in this Agreement.

(b)           From and after the Closing Date, Seller agrees to indemnify and hold harmless Buyer, the Acquired Companies and their respective Affiliates and any of their directors, officers, employees and stockholders in their representative capacities (collectively, the “Acquired Company Parties”) against and in respect of any and all Losses actually sustained, incurred or suffered by the Acquired Company Parties, to the extent resulting or arising from any dispute with Anders Helmner or Lena Patent AB with respect to the Patent Agreement (as in effect prior to Closing), including but not limited to any current or future arbitration or similar proceeding with Anders Helmner or Lena Patent AB with respect to the Patent Agreement (as in effect prior to Closing).  Buyer and Seller agree that Seller shall control the prosecution of any arbitration or any other proceeding with Anders Helmner or Lena Patent AB with respect to the foregoing and shall provide updates regarding the status of any such proceeding to Buyer upon request.

(c)           From and after the Closing Date and subject to Section 8.1, Buyer shall indemnify and hold harmless Seller, the Selling Subsidiaries, their Affiliates and their directors,

officers, employees and stockholders (collectively, the “Seller Parties”)  against and in respect of any and all Losses actually sustained, incurred or suffered by the Seller Parties, to the extent resulting or arising from (i) any breaches of Buyer’s representations and warranties set forth in Article IV of this Agreement, (ii) any breach of any covenant or agreement of Buyer set forth in this Agreement or (iii) the operation of the Business or the Business Assets or actions taken by or on behalf of Buyer after the Effective Time.

(d)           Any indemnification payments pursuant to this Agreement shall be treated as an adjustment to the Purchase Price, except as otherwise required by Law.  Such amount shall, to the extent attributable to a specific Air Cargo Asset, be allocated to the portion of the Purchase Price attributable to such Air Cargo Asset, as determined pursuant to Section 2.8.

(e)           Any claims for indemnification for Taxes shall be exclusively governed by and brought pursuant to Section 5.13.

Section 8.3             Method of Asserting Claims, etc.  In the event that any written claim or demand for which an Indemnifying Party would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than twenty (20) business days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”); provided, that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially prejudiced the Indemnifying Party.  The Indemnifying Party shall have sixty (60) days from the personal delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand.  An election to assume the defense of such claim or demand shall not be deemed to be an admission that the Indemnifying Party is liable to the Indemnified Party in respect of such claim or demand.  All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party, subject to the limitations set forth in this Article VIII.  In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold the Indemnified Party harmless from and against any third party claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including attorney’s fees and court costs) incurred by the Indemnifying Party in its defense of the third party claim.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, except as hereinafter provided, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings.  If any Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.  The Indemnified Party shall not settle a claim or demand without the consent of the Indemnifying Party, which shall not be unreasonably withheld.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any subsidiary or Affiliate thereof.  To the extent the Indemnifying Party shall control or participate in the defense or settlement of any third party claim or demand, the Indemnified Party will give the Indemnifying Party and its counsel access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party.  The Indemnified Party shall use its best efforts in the defense of all such claims.  Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall state specifically the representation, warranty, or covenant with respect to which the claim is made, the facts giving rise to an alleged basis for the claim, and the estimated amount of the liability asserted against the Indemnifying Party by reason of the claim.

Section 8.4             Indemnification Amounts.  Seller shall not have liability under Sections 8.2(a)(i) until the aggregate amount of Buyer’s Losses attributable to indemnification claims for which a Claim Notice was properly delivered to Seller pursuant to Section 8.3 exceeds $4,200,000 (the “Basket Amount”), in which case Buyer shall be entitled to Losses attributable to indemnification claims in an amount up to $56,000,000 in the aggregate (the “Cap Amount”); provided, however, that Seller shall be liable only for the amount by which all Losses (up to the Cap Amount) exceed the Basket Amount; provided, further, that no individual claim for payment of a Loss may be made under Section 8.2(a)(i) unless such claim (together with any related claims) is an amount of $25,000 or greater (the “Individual Claim Threshold”).  For purposes of this Article VIII (including determining whether a breach has occurred), the representations and warranties of Seller (other than Section 3.4, clause (ii) of the second sentence of Section 3.8, clauses (f) and (g) of the first sentence of Section 3.9, Section 3.17 and, solely for clarification, other than dollar thresholds) shall not be deemed qualified by any references to materiality or to Material Adverse Effect.   Notwithstanding the foregoing, (i) the Individual Claim Threshold, the Basket Amount and the Cap Amount shall not apply to any claim for a breach of the representations and warranties contained in Sections 3.1, 3.6(a) (only the first sentence thereof), 3.11, 3.15 and 3.17 and (ii) the Basket Amount shall not apply to any claim for a breach of the representations and warranties contained in Section 3.13 and the Individual Claim Threshold with respect to any such claim (together with any related claims) shall be deemed to be $10,000 or greater.

Section 8.5             Losses Net of Insurance, Etc.

(a)           With respect to any matter covered by this Article VIII, the Indemnified Party shall use commercially reasonable efforts to assert all claims under all applicable insurance policies (provided that such commercially reasonable efforts shall not require the commencement or pursuit of any litigation, arbitration, or other dispute resolution process); provided that the Indemnified Party shall nevertheless be entitled to bring a claim for indemnification under this Article VIII in respect of such Losses and to be paid therefor before resolution of any insurance payment.  The amount of any Losses of the Indemnified Party for purposes of this Article VIII shall be net of any insurance proceeds actually received by the Indemnified Party (net of (i) reasonable, out-of-pocket costs and expenses relating to collection under such insurance policies, (ii) the deductible associated therewith and (iii) co-payments and similar obligations) and, to the extent that insurance proceeds are collected by the Indemnified Party after an indemnification claim has been settled, the Indemnified Party will restore the Indemnifying Party to the same economic position as would have existed had such insurance proceeds been collected prior to the settlement of such claim (net of (i) reasonable, out-of-pocket costs and expenses relating to collection under such insurance policies, (ii) the deductible associated therewith and (iii) co-payments and similar obligations).

(b)           In addition, the Indemnifying Party will have no liability in respect of any such Losses (i) to the extent they arise or are incurred as a result of the passing of, or a change in, any law or administrative practice of a Governmental Authority enacted after the Effective Time or (ii) if they would not have arisen but for any act, omission, transaction or arrangement carried out at the request of or consent of the Indemnified Party before Closing.

(c)           The parties shall take and shall cause their Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

(d)           No Indemnifying Party shall be liable under this Article VIII to an Indemnified Party for Losses to the extent such Indemnified Party received the benefit of such Losses in the calculation of the adjustments to Purchase Price or the Adjustment Payment.

Section 8.6             Exclusive Remedy.  Following Closing, except in the case of fraud, and except to the extent of non-monetary equitable relief (including specific performance) made with respect to breaches of any covenant or agreement contained in this Agreement to be performed following the Closing, the indemnification obligations in this Article VIII shall be the exclusive remedy for breaches of this Agreement or the Ancillary Agreements.

Section 8.7             No Consequential Damages.  Notwithstanding anything to the contrary contained herein, no Indemnifying Party shall be liable to or otherwise responsible to any Indemnified Party for consequential, incidental, unforeseen or punitive damages or for diminution in value or loss of profit that arise out of or relate to this Agreement or the performance or breach thereof or any liability retained or assumed hereunder other than damages paid to an unaffiliated third party claimant.

Section 8.8             No Set-Off.  Neither Buyer nor Seller shall have any right to set-off any Losses (including indemnification obligations under Section 8.2) against any payments to be made by either of them pursuant to this Agreement, the Ancillary Agreements, or otherwise.

ARTICLE IX
MISCELLANEOUS

Section 9.1             Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by written agreement of Buyer and Seller;

(b)           by either Buyer or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to February 29, 2012 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to a party that has breached in any material respect its obligations under this

Agreement in any manner that shall have primarily caused the failure of the Closing to occur by such date;

(c)           by either Seller or Buyer if any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable; or

(d)           by Buyer or Seller, by giving written notice of such termination to the other party, if there has been a breach by such other party of any representation, warranty or covenant in this Agreement, which breach is the sole cause of the failure of the conditions in Article VI to be satisfied, and such breach is not cured prior to the earlier of the End Date and the date which is thirty (30) days after the breaching party’s receipt of written notice of such breach (and provided that the party seeking to terminate this Agreement is not then in material breach of this Agreement).

Section 9.2             Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 9.2 and in Sections 9.4, 9.5, 9.6, 9.8, 9.9, 9.10, 9.11, 9.12, and 9.13 and except that nothing herein will relieve any party from liability for any willful breach of any representation or failure to perform any covenant set forth in this Agreement prior to such termination.

Section 9.3             Collection of Receivables or Excluded Assets.  If, following Closing, Seller or any Selling Subsidiary receives a payment that constitutes a Business Asset, Seller shall promptly pay such amount to Buyer.  If, following Closing, Buyer or any Acquired Company receives a payment that does not constitute a Business Asset, Buyer or the Acquired Company, as the case may be, shall promptly pay such amount to Seller.

Section 9.4             Expenses.  Unless otherwise indicated herein, the parties shall bear their own respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with the preparation and execution of this Agreement and consummation of the transactions contemplated hereby, including filing fees.

Section 9.5             Assignment.  This Agreement shall inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.  Except as provided in the following sentence, this Agreement may not be assigned by any party hereto without the express prior written consent of the other party.  Buyer may assign or delegate its rights, obligations or liabilities under this Agreement in whole or in part to a subsidiary of Buyer; provided, however, that in such event, Buyer shall remain fully liable for the fulfillment of all such obligations and liabilities hereunder.  Any attempted assignment or delegation in contravention hereof shall be null and void.

Section 9.6             Entire Agreement; No Third Party Rights.  This Agreement (along with the Seller Disclosure Letter) and the Ancillary Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof (other than the Confidentiality Agreement); and (b) are not intended to confer upon any Person other than the parties to this Agreement (and with respect to the rights under Sections 8.2(a) and 8.2(b) only, the Buyer Parties and Seller Parties, respectively) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.  Except as provided in the immediately preceding sentence, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.  The parties acknowledge that both Buyer and Seller participated in the drafting of this Agreement and the Ancillary Agreements and agree that any rule of law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement or the Ancillary Agreements against the party that drafted it has no application and is expressly waived.  In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties, covenants and indemnification provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms (including, by way of illustration and not limitation, an instance where a warranty in a deed of transfer imposes, implicitly or explicitly, greater obligations on the grantor than are imposed by the terms of this Agreement) in such other documents and the terms of this Agreement shall define the rights and obligations of the parties and their respective officers, directors, employees, stockholders and Affiliates with respect to the subject matter of such conflict or inconsistency.

Section 9.7             Disclosure Letters.  The disclosures made in any section of the Seller Disclosure Letter shall be deemed to be made with respect to (i) the corresponding representation, warranty, covenant or agreement and (ii) any other representation or warranty of Seller to the extent (solely in the case of this clause (ii)) such disclosure reasonably relates to such other representation or warranty.  Inclusion of any matter in any section of the Seller Disclosure Letter shall expressly not be deemed to constitute an admission by Seller or otherwise imply that any such matter is material, has a Material Adverse Effect or creates a measure for, or further defines the meaning of, materiality or Material Adverse Effect and their correlative terms for the purposes of this Agreement.  Any capitalized and undefined term used in any section of the Seller Disclosure Letter shall have the same meaning assigned to such term herein.

Section 9.8             Counterparts.  This Agreement and any amendments hereto may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall be considered one and the same instrument.

Section 9.9             Section Headings.  The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any, way affect the meaning or interpretation of this Agreement.

Section 9.10           Notices.  All notices hereunder shall be deemed given if in writing and delivered personally or sent by facsimile transmission or by registered or certified mail

(return receipt requested) to the parties at the following addresses (or a such other addresses as shall be specified by like notice:

(a)           if to Seller, to:

Teleflex Incorporated
155 South Limerick Road
Limerick, PA  19468
Attention:  General Counsel
Facsimile:  (610) 948-2011

With copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:  Mario Ponce
Facsimile:  (212) 455-2502

(b)           if to Buyer or AAR CORP., to:

AAR International, Inc.
1100 North Wood Dale Road
Wood Dale, IL 60191
Attention:  General Counsel
Facsimile:  (630) 227-2059

With a copy to:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attention:  James J. Junewicz
Facsimile:  (312) 558-5700

Any notice given by mail shall be effective when received.  Any notice given by facsimile transmission shall be effective when the appropriate facsimile transmission acknowledgment is received.

Section 9.11           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the choice of law principles thereof, except to the extent matters of title, leasing, and similar in rem issues require the application of the laws of jurisdiction in which an applicable facility of an Acquired Company is located and which is the subject matter of the legal dispute.  Seller and Buyer hereby agree and consent to be subject to the exclusive jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding.  In furtherance of the foregoing, each of the parties (a) waives the defense of inconvenient forum, (b) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court, and (c) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by law.  THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HEREBY CERTIFIES THAT NEITHER IT NOR ANY OF ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL.  FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.

Section 9.12           Illegality.  In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 9.13           Public Announcements.  AAR CORP., Buyer and Seller agree not to make any public announcements or issue any press releases in connection with the transactions contemplated hereby without the prior consent of Seller (in the case of AAR CORP. and Buyer) or Buyer (in the case of Seller), which consent shall not be unreasonably withheld; provided, however, that the parties may make any such announcements or statements which such party has been advised by counsel may be required by applicable law, rule or regulation (including stock exchange regulations).

Section 9.14           Specific Performance.  Each party acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be an adequate remedy for any such breach.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 9.15           Guarantee.  By its execution below, AAR CORP., a Delaware corporation, does hereby irrevocably and unconditionally guarantee the full and timely payment by Buyer of the Purchase Price in accordance with the terms of this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first above written.

TELEFLEX INCORPORATED

By	/s/ Richard A. Meier
Name: Richard A. Meier
Title: Executive Vice President and Chief Financial Officer

AAR INTERNATIONAL, INC.

By	/s/ Timothy J. Romenesko
Name: Timothy J. Romenesko
Title: President

AAR CORP. (solely for purposes of Article IX)

By	/s/ Timothy J. Romenesko
Name: Timothy J. Romenesko
Title: President

APPENDIX A

DEFINITIONS

The following terms shall have the meanings set forth or as referred to below (references to specific Articles and Sections are to the Articles and Sections of the Agreement, unless specifically stated otherwise):

“Acquired Companies” shall mean the Nordisk Acquired Companies and the Telair Acquired Companies.

“Acquired Company Group Shares” shall have the meaning set forth in Section 3.11.

“Acquired Company Parties” shall have the meaning set forth in Section 8.2(b).

“Acquired Company Plan” shall mean (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) each other material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, excess benefit, equity (or equity-like), severance, change in control, fringe benefit, retention, salary continuation, paid time off, vacation or holiday, supplemental unemployment, or other employee benefit or compensation plan, program, policy, agreement or arrangement, in each case, whether funded or unfunded, subject to the Laws of the United States or otherwise, which is sponsored, maintained, contributed to or required to be contributed to by any Acquired Company or Joint Venture.

“Adjustment Payment” shall have the meaning set forth in Section 2.6(e).

“Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Air Cargo Assets” shall have the meaning set forth in Section 2.1(b).

“Allocation” shall have the meaning set forth in Section 2.8.

“Ancillary Agreements” shall mean the Bill of Sale and Assignment and Assumption Agreement and the Transition Services Agreement.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as Amended, the HSR Act, and all other federal state and foreign

Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Authorizations” shall have the meaning set forth in Section 3.8.

“Bankruptcy and Equity Principles” shall have the meaning set forth in Section 3.1.

“Basket Amount” shall have the meaning set forth in Section 8.4.

“Benefit Plans” shall have the meaning set forth in Section 3.13(a).

“Bill of Sale and Assignment and Assumption Agreement” shall mean the Bill of Sale and Assignment and Assumption Agreement between Buyer, on the one hand, and Seller and the Selling Subsidiaries, on the other hand, in substantially the form of Exhibit A.

“Books and Records” shall mean all books, ledgers, files, reports, plans and operating records.

“Business” shall mean the Nordisk Business and the Telair Business, collectively.

“Business Assets” shall mean (a) the Air Cargo Assets and (b) all of the property and assets, real, personal or mixed, tangible and intangible, wherever located, owned, leased or licensed, as applicable, by the Acquired Companies and the Satair JV, other than the Excluded Assets.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law to not open or remain closed.

“Business Employees” shall have the meaning set forth in Section 5.4(a).

“Business Indebtedness” shall mean Indebtedness for which the Acquired Companies are liable, excluding any Indebtedness owing by any Acquired Company to another Acquired Company.

“Business Liabilities” shall mean (a) the Assumed Liabilities and (b) all liabilities or obligations of the Acquired Companies of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of any Acquired Company.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Benefit Plans” shall have the meaning set forth in Section 5.4(b).

“Buyer Parties” shall have the meaning set forth in Section 8.2(a).

“Cap Amount” shall have the meaning set forth in Section 8.4.

“Cash Deposits” shall have the meaning set forth in Section 2.2(a).

“Claim Notice” shall have the meaning set forth in Section 8.3.

“Closing” shall have the meaning set forth in Section 2.5(a).

“Closing Date” shall have the meaning set forth in Section 2.5(a).

“Closing Date Interest Rate” shall mean the rate per annum equal to the prime commercial lending rate quoted as of the Closing Date by The Wall Street Journal, Eastern Edition.

“Closing Statement” shall have the meaning set forth in Section 2.6(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meanings set forth in Section 8.5.

“Competing Business” shall have the meaning set forth in Section 5.11(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.1(b).

“Continuation Coverage” shall have the meaning set forth in Section 5.4(c).

“Contract or Contracts” shall mean all contracts, agreements, open purchase orders, leases, subleases and licenses, other than intercompany contracts and agreements.

“CPA Firm” shall mean an internationally recognized firm of independent public accountants as to which Seller and Buyer mutually agree.

“Credit Support Arrangements” shall have the meaning set forth in Section 5.14.

“Current Assets” shall mean the accounts receivable of the Acquired Companies and the Satair JV, inventory (in each case net of all applicable reserves), prepaid expenses and other current assets of the Business, and Cash Deposits, but shall exclude Income Tax assets and any amount owed to the Acquired Companies and/or the Satair JV by Seller, the Selling Subsidiaries or their Affiliates (other than the Acquired Companies and/or the Joint Ventures).

“Current Liabilities” shall mean the accounts payable of the Acquired Companies and the Satair JV, accrued expenses (including deferred revenue), and other current liabilities of the Business, but shall exclude Income Tax payables and accruals, the accrual for workers’ compensation, amounts payable in respect of the Retention Agreements, auto and general liability and any amount owed by the Acquired Companies and/or the Satair JV to Seller, the

Selling Subsidiaries or their Affiliates (other than the Acquired Companies and/or the Joint Ventures).  For the avoidance of doubt, any checks related to the Business that are issued prior the Closing Date but which have not been paid as of the Closing Date shall constitute Current Liabilities.

“Effective Time” shall mean the opening of business on the date that Closing occurs.

“Encumbrance” shall mean any lien, charge, encumbrance, hypothecation, security interest, pledge, mortgage or adverse monetary claim of any kind.

“End Date” shall have the meaning set forth in Section 9.1(b).

“Environmental Law” shall mean any law or regulation of any Governmental Authority relating to the protection of the environment or exposure to Hazardous Substances, in each such case in force at the date of this Agreement.

“Environmental Permits” shall have the meaning set forth in Section 3.16(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that is a member of a controlled group for purposes of Section 4001(a)(14) of ERISA or that is treated as a single employer for purposes of Section 414 of the Code.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Final Closing Statement” shall have the meaning set forth in Section 2.6(d).

“Financial Information” shall have the meaning set forth in Section 3.3.

“Foreign Implementing Agreements” shall have the meaning set forth in Section 5.9.

“Foreign Plans” shall have the meaning set forth in Section 3.13(g).

“GAAP” shall mean the generally accepted accounting principles used in the United States.

“Governmental Authority” shall mean any United States or foreign supranational (including the European Union), national, federal, state, county, provincial or municipal authority or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substances” shall mean any hazardous or toxic substance, material or waste, including petroleum, asbestos and polychlorinated biphenyls, and including all such substances, materials or wastes defined, listed or regulated as hazardous or toxic under Environmental Laws.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” shall mean Taxes determined on the basis of income or gross receipts.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” shall mean, with respect to any Person, without duplication:  (a) any indebtedness for borrowed money, (b) any indebtedness evidenced by a note, bond or debenture, (c) any obligations under capitalized leases (which are required to be capitalized in accordance with GAAP) with respect to which such Person is liable; and (d) any interest, principal, prepayment penalty, fees or expenses to the extent paid in respect of those items listed in clauses (a) through (c) of this definition.  For the avoidance of doubt, any checks related to the Business that are issued prior to the Closing Date but which have not been paid as of the Closing Date shall not constitute “Indebtedness”.

“Indemnified Party” shall mean the party entitled to indemnification pursuant to Article VIII.

“Indemnifying Party” shall mean the party required to indemnify the other party pursuant to Article VIII.

“Individual Claim Threshold” shall have the meaning set forth in Section 8.4.

“Intellectual Property” shall mean all of the following throughout the world, irrespective of where any of the same were issued, are pending or exist, and all rights in, arising out of, or associated therewith:  (i) works of authorship, copyrights, databases and data collections and moral rights of authors (“Copyrights”); (ii) patents, patent applications, and all reissues, renewals, reexaminations, extensions, provisionals, divisionals, continuations and continuations-in-part thereof and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof (“Patents”); (iii) inventions, invention disclosures, industrial designs, improvements, trade secrets, proprietary information, customer lists, supplier lists, software and firmware (in object code and source code form), methods, formulae and know-how; (iv) registered and unregistered trademarks, service marks, trade names, domain names, logos and trade dress and the goodwill symbolized by or associated with any of the foregoing (“Trademarks”); (v) all registrations and applications for any of the foregoing; and (vi) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Internal Systems” means all hardware, software, firmware, documentation, computer, communications and network systems (both desktop and enterprise-wide), equipment and materials used primarily or exclusively in connection with the Business or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test any product or service of the Business, whether located on the premises of an Acquired Company or hosted at a third-party site.

“IP Contracts” shall have the meaning set forth in Section 3.14(b).

“IRS” shall mean the United States Internal Revenue Service.

“Joint Ventures” shall mean the entities listed on Appendix D.

“Knowledge” shall mean, in the case of Seller, the actual knowledge of the Persons listed on Appendix A-1 of the Seller Disclosure Letter.

“Law” shall mean any applicable federal, state, local or foreign statute, law, treaty, ordinance, regulation, rule, code, order or rule of common law.

“Leased Real Property” means the real property and other interests in the real property leased or subleased to the Acquired Companies or the Satair JV.

“Loss” and “Losses” shall have the meaning set forth in Section 8.2(a).

“Major Customers” shall have the meaning set forth in Section 3.20(a).

“Major Suppliers” shall have the meaning set forth in Section 3.20(b).

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (each an “Effect”) that is or could reasonably be expected to be materially adverse to the financial condition, results of operations, properties, assets or liabilities of the Business (including the Acquired Companies) as a whole prior to or after Closing; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect:  (a) any failure by the Business to meet any internal or published projections, forecasts, or revenue or earnings predictions for any period (provided that this exception shall not prevent or otherwise affect any determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect); (b) any adverse Effect to the extent attributable to the announcement or pendency of the transactions contemplated by this Agreement or any of the Ancillary Agreements (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (c) any adverse Effect attributable to conditions affecting (i) the industries in which the Business participates (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Business, including its customers and suppliers) or (ii) the economy of any country as a whole in which country the Business has operations or sales, except in the case of this clause (c) to the extent the adverse Effect disproportionately affects the Business relative to other similarly situated Persons); (d) any adverse Effect resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any of the Ancillary Agreements (including any adverse Effect that results from Buyer’s refusal to permit Seller upon Seller’s request to Buyer to take any of the actions itemized in Section 5.3); (e) any adverse Effect arising from or relating to any change in accounting requirements or principles or any change in Laws or the interpretation or enforcement thereof; (f) any adverse Effect arising from or relating to actions required to be taken under Laws; or (g) any Permitted Encumbrance.

References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.

“Multiemployer Plan” shall have the meaning set forth in Section 3.13(f).

“Net Working Capital” shall mean, as of a given date and time, (a) Current Assets minus (b) Current Liabilities.  It is understood that, for purposes of determining Net Working Capital, (i) all of the Business Assets that are Current Assets and all of the Business Liabilities that are Current Liabilities shall be taken into account, (ii) subject to subsection (iii) immediately below, no Excluded Assets shall be taken into account, (iii) any cash and cash equivalents of Seller, the Selling Subsidiaries, the Acquired Companies and the Satair JV (which were intended to be Excluded Assets pursuant to Section 2.2) that are nevertheless transferred to Buyer (or which remain assets of any Acquired Company and/or the Satair JV) at Closing and are therefore included in the Business Assets shall be added to “Current Assets” (provided that with respect to cash and cash equivalents of the Satair JV, only 70.5% of such cash and cash equivalents shall be included as “Current Assets”) and (iv) no Business Indebtedness shall be taken into account.

“Nordisk Acquired Companies” shall mean those entities listed on Appendix B-1.

“Nordisk Business” shall mean the design, engineering and manufacture of air cargo containers and pallets, as conducted by Seller, the Selling Subsidiaries and the Nordisk Acquired Companies as of the date of this Agreement (with such changes as are permitted by this Agreement).

“Notice Period” shall have the meaning set forth in Section 8.3.

“Patent Agreement” shall mean that certain Agreement Regarding Patents dated as of September 9, 1994 between Teleflex Swiss Holding GmbH, a Swiss company (formerly known as Scandinavian Bellyloading Company AB), Lena Patent AB, a Swiss company, and Anders Helmner.

“Permitted Encumbrances” shall mean any (a) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Encumbrances, including all statutory Encumbrances, arising or incurred in the ordinary course of business for amounts not delinquent, (b) Encumbrances for Taxes, assessments and other governmental charges not yet due and payable or, if due, (i) not delinquent or (ii) being contested in good faith through appropriate proceedings, (c) purchase money Encumbrances and Encumbrances securing rental payments under capital lease arrangements, (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (e) Encumbrances identified in the Financial Statements, (f) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, which are not materially violated by the current use or occupancy of such real property or the operation of the Business thereon, (g) all exceptions, restrictions, easements, charges, rights-of-way and monetary and nonmonetary encumbrances which are set forth in any permits, licenses, governmental authorizations, registrations or approvals listed in the Seller Disclosure Letter and (h)

Encumbrances that do not materially interfere with the use of any asset that is material to the Business.

“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, a Governmental Authority or any other entity or organization.

“Post-Closing Difference” shall have the meaning set forth in Section 2.6(e).

“Post-Closing Working Capital Difference” shall have the meaning set forth in Section 2.6(e).

“Pre-Closing Period” is the portion of a Straddle Period ending on the Closing Date.

“Prior Period Returns” shall have the meaning set forth in Section 5.13(a).

“Purchase Price” shall have the meaning set forth in Section 2.4.

“Real Property Leases” shall have the meaning set forth in Section 3.5(a).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment, including the abandonment of barrels and containers containing any hazardous substance or pollutant or contaminant.

“Retention Agreements” shall mean the agreements listed in Appendix A-2 to the Seller Disclosure Letter.

“Satair JV” shall mean Telair International Services PTE, Ltd.

“Securities Act” shall have the meaning set forth in Section 4.7.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Disclosure Letter” shall mean the disclosure letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Seller Non-Compete Period” shall have the meaning set forth in Section 5.11(b).

“Seller’s Objection” shall have the meanings set forth in Section 2.6(b).

“Seller’s Review Period” shall have the meaning set forth in Section 2.6(b).

“Seller Parties” shall have the meaning set forth in Section 8.2(b).

“Seller Plan” shall mean (i) each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) each other material written employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, excess benefit, equity (or equity-like), severance, change in control, fringe benefit, retention, salary continuation, paid time off, vacation or holiday, supplemental unemployment, or other employee benefit or compensation plan, program, policy, agreement or arrangement, in each case, whether funded or unfunded, subject to the Laws of the United States or otherwise, which is maintained, contributed to or required to be contributed to by Seller or any Selling Subsidiary on behalf of any Transferred Employee.

“Seller Trademarks”  shall have the meaning set forth in Section 5.6(a).

“Selling Subsidiaries” shall mean those entities listed on Appendix C attached hereto, which are direct or indirect subsidiaries of Seller and are selling Shares and the Air Cargo Assets owned by such entities.

“Shares” shall mean all of the outstanding capital stock (or equity equivalents) of Teleflex Aviation Products AS and Telair International GmbH.

“Significant Contracts” shall have the meaning set forth in Section 3.9.

“Straddle Period” is any Tax period that includes (but does not end on) the Closing Date.

“Straddle Period Tax Return” is any Tax Return of an Acquired Company for a Straddle Period.

“Stylized T Elements” shall have the meaning set forth in Section 5.5(d).

“Subsidiary” of any Person means any corporation, partnership or other legal entity of which such Person owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Supplies” shall have the meaning set forth in Section 5.6(b).

“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments by any Governmental Authority, including all net income, gross income, net receipts, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority (in each case, whether disputed or not).

“Tax Returns” shall mean all reports and returns required to be filed (or actually filed) with respect to Taxes (and any amendments thereto), and an “Income Tax Return” shall mean all reports and returns required to be filed with respect to Income Taxes.

“Telair Acquired Companies” shall mean those entities listed on Appendix B-2.

“Telair Business” shall mean the design, engineering, manufacture and support of on-board baggage and cargo-handling systems for widebody, narrowbody and regional aircraft, as conducted by Seller, the Selling Subsidiaries and the Telair Acquired Companies as of the date of this Agreement (with such changes as are permitted by this Agreement).

“Transfer Taxes” shall have the meaning set forth in Section 2.7.

“Transition Services Agreement” shall mean the Transition Services Agreement between Buyer and Seller substantially in the form attached hereto as Exhibit B.

“Transferred Employees” shall have the meaning set forth in Section 5.4(a).

“WARN” shall mean the Worker Adjustment and Retraining Notification Act and any similar Laws of any jurisdiction.

“Working Capital Target” shall mean $49,000,000.

APPENDIX B-1

NORDISK ACQUIRED COMPANIES

Teleflex Aviation Products AS, a Norwegian company

Nordisk Aviation Products a/s Denmark, a Danish company

Nordisk Aviation Products AS Norway, a Norwegian company

Nordisk Asia Pacific Pte Ltd., a Singapore company

Nordisk Aviation Products Belgie NV, a Belgian company

Nordisk Aviation Products (Kunshan) Ltd., a Chinese company

Nordisk Asia Pacific Ltd., a Hong Kong company

APPENDIX B-2

TELAIR ACQUIRED COMPANIES

Telair International GmbH, a German company

Telair International AB, a Swedish company

B-1

APPENDIX C

SELLING SUBSIDIARIES

Telair International Inc., a California company

Teleflex Swiss Holding GmbH, a Swiss company

TFX Holding GmbH, a German company

TFX Gründstucks — und Beteiligungsverwaltungs GmbH & Co. KG, a German company

C-1

APPENDIX D

JOINT VENTURES

DAS Nordisk Limited, a Chinese company (Shanghai-China)

DAS Nordisk Limited, a Hong Kong company

DAS Nordisk Limited, a Chinese company (Beijing-China)

Telair International Services PTE, Ltd., a Singapore company

D-1